

NORTH VALLEY BANCORP • 2002 ANNUAL REPORT

MISSION STATEMENT



To be the most
SUCCESSFUL financial services institution
in northern California, achieved by ...

PROVIDING outstanding customer service in the delivery of competitive, innovative financial services and products.

ACHIEVING dependable superior-to-peer investment returns to our shareholders.

DEVELOPING strong, mutually beneficial relationships with our customers.

Being a POSITIVE corporate citizen, contributing human and financial resources to a variety of worthwhile community activities.

Maintaining a CHALLENGING and REWARDING workplace, inspiring individual creativity, accountability, entrepreneurial spirit, and continual learning.

MESSAGE

TO OUR SHAREHOLDERS, CUSTOMERS, FRIENDS



Management and the Board of Directors have continued to focus on our strategic plan. This has resulted in another successful year for North Valley Bancorp and its shareholders. It's a plan that is focused on managing the risks inherent to our business, maintaining high credit quality, increasing market share, producing consistent and sustainable earnings, delivering excellent customer service, rewarding people, and building shareholder value.

It's a simple business model and we plan to keep it that way. Recent history has shown honesty, hard work and consistency matter. We have been very careful not to hype our story because the numbers should speak for themselves especially given the lack of investor confidence in the market, most of which we believe was caused by "great" stories and "over-exuberant" analysts and investors. This is not to say that we don't recognize the value of exposing our company to the investor community. Quite the contrary, we were very pleased by the announcement in October that, in addition to Hoefer & Arnett, the firm of Sandler O'Neill & Partners has initiated research coverage on NOVB.

Our commitment to shareholders is that we will continue our efforts to generate returns that can be achieved safely and that contribute to the strategic goals of the company. We believe that if we "stick to our knitting" and work hard at expertly and efficiently delivering the products and services customers want at competitive costs, we will be rewarded.

Strategically, we had three significant successes in 2002. First, we opened our first Express Banking Center in August. The cost of this branch is approximately 40% of that of a conventional branch. It is designed to deliver service through ATMs and four lanes of drive-up. The 800-square-foot building has six employees who are anxious to open new accounts and sell most products and services. One feature that is catching on is a special, unattended office for merchants who can access it 24/7 to make deposits and get coin and currency. This new technology is very user-friendly, and merchants have been attracted to it. In the future, this new branch concept will be part of a strategy to deliver service to expanding neighborhoods or business and industrial centers.

Second, we planned for expansion into Woodland by locating a site and preparing to construct a full-service branch in 2003. Woodland will present a strong market opportunity for us as it is located on the I-5 corridor only minutes north of the Sacramento airport and the rapidly growing Sacramento suburb of Natomas. The community has a population of approximately 60,000, making it the second largest market in which we will have a presence. Woodland will provide us access to a solid growth area without the extreme competition that exists in the Sacramento market. We believe that we can be more successful in providing our form of community banking in communities that are more similar to our current markets, where we can get to know our customers and provide personalized banking services, and where pricing is not the only reason for the relationship.

Last, and perhaps our most significant accomplishment, is that we completed the conversion of our core operating system to a new, state-of-the-art system widely used in the industry. We understand that technology is critical to the future success of a growing financial services company. This system will allow us to operate more efficiently and offer more flexibility to our customers.

This past year, the commitment to our plan and core operations is reflected in our financial performance, and resulted in a 30% increase in our stock price from $13.90 at December 31, 2001 to $18.03 at December 31, 2002 — proof that we are beginning to see the market reward our efforts. We believe, however, NOVB common stock still trades at a valuation level below that of our peers. We're confident that this will change as we continue to prove ourselves by generating consistent results that meet the expectations of investors.

The industry, over the past year, has realized significant revenue generated through real estate mortgage activity. An increase in interest rates will have a negative impact on this source of revenue, specifically that generated from mortgage refinancing. With increased rates, the industry will experience a tremendous decline in refinancing, simply because rates have been so low that there will be nothing to refinance until the next low interest rate cycle. The impact to our company will not be material as we have not emphasized real estate mortgage lending as a core business.

The graphs on this page indicate a very positive trend in financial performance each year since 1998 with the year 2000 performance being negatively impacted by over $3.1 MM in pre-tax, merger-related costs associated with the Six Rivers Bank merger transaction.

In closing, we would like to thank our entire staff for a job well done. In a service business it is truly the people that make the difference, and we have some of the most talented and dedicated employees in the industry. Most of our employees are owners in the company and this really sets us apart from the competition. Owners deliver a higher level of service and are more committed to the success of their company. North Valley Bancorp has over 350 employee owners.

We are looking forward to a successful 2003.

Sincerely,





Michael J. Cushman
President and CEO

Rudy V. Balma
Chairman of the Board

DILUTED EARNINGS PER SHARE (Diluted EPS)


DOLLARS
$0.51
$0.99
$0.53
$1.23
$1.67
1998
1999
2000
2001
2002

RETURN ON AVERAGE EQUITY (ROE)


PERCENT
6.00%
11.35%
5.82%
13.11%
17.31%
1998
1999
2000
2001
2002

RETURN ON AVERAGE ASSETS (ROA)


PERCENT
0.62%
1.13%
0.58%
1.18%
1.30%
1998
1999
2000
2001
2002

TOTAL ASSETS, DEPOSITS & LOANS


DOLLARS (Thousands)
ASSETS — $499,598
DEPOSITS — $442,813
LOANS — $301,660
ASSETS — $521,073
DEPOSITS — $452,697
LOANS — $325,858
ASSETS — $540,013
DEPOSITS — $460,291
LOANS — $364,659
ASSETS — $594,973
DEPOSITS — $514,278
LOANS — $391,022
ASSETS — $655,770
DEPOSITS — $555,033
LOANS — $437,843
1998
1999
2000
2001
2002

BOARD OF DIRECTORS

NORTH VALLEY BANCORP & SUBSIDIARIES



NORTH VALLEY BANCORP BOARD OF DIRECTORS

☐ *Seated, front row:* Rudy V. Balma, Chairman, Retired President and Director of Redding Memorial Park; Michael J. Cushman, President and Chief Executive Officer, North Valley Bancorp; Dolores M. Vellutini, Businesswoman and Developer ☐ *Middle row, l-r:* J. M. "Mike" Wells, Jr., Attorney at Law of Counsel, Wells, Small, Selke and Graham; William W. Cox, CRE, CCIM, President and Owner, Cox Real Estate Consultants, Inc.; Dan W. Ghidinelli, Certified Public Accountant and Partner, Nystrom and Company; Kevin D. Hartwick, Certified Public Accountant and Partner, Cholwell, Benz and Hartwick ☐ *Top row, l-r:* Douglas M. Treadway, President, Shasta College; Thomas J. Ludden, Retired Educator and Private Business Owner; Royce L. Friesen, RPh., Chairman and Owner, Owens Healthcare



EXECUTIVES

☐ *Seated, l-r:* Jack R. Richter, EVP and Chief Operating Officer; H. Russell Harris, President - Six Rivers Bank ☐ *Standing, l-r:* Edward J. Czajka, EVP and Chief Financial Officer; Michael J. Cushman, President and Chief Executive Officer; Eric J. Woodstrom, EVP and Chief Credit Officer



NORTH VALLEY BANK BOARD OF DIRECTORS

☐ *Seated, front row:* Rudy V. Balma, Chairman, Retired President and Director of Redding Memorial Park; Michael J. Cushman, President and Chief Executive Officer, North Valley Bancorp ☐ *Middle row, l-r:* J. M. "Mike" Wells, Jr., Attorney at Law of Counsel, Wells, Small, Selke and Graham; William W. Cox, CRE, CCIM, President and Owner, Cox Real Estate Consultants, Inc.; Dan W. Ghidinelli, Certified Public Accountant and Partner, Nystrom and Company ☐ *Top row, l-r:* Douglas M. Treadway, President, Shasta College; Thomas J. Ludden, Retired Educator and Private Business Owner; Royce L. Friesen, RPh., Chairman and Owner, Owens Healthcare



SIX RIVERS BANK BOARD OF DIRECTORS

☐ *Seated, l-r:* J. M. "Mike" Wells, Jr., Attorney at Law of Counsel, Wells, Small, Selke and Graham; H. Russell Harris, President, Six Rivers Bank; Michael J. Cushman, President and CEO, North Valley Bancorp ☐ *Standing, l-r:* Dolores M. Vellutini, Vice Chairman, Businesswoman and Developer; William T. Kay, Jr., Chairman, Attorney at Law, Ferro and Kay; Warren L. Murphy, Manufacturing; Kevin D. Hartwick, CPA and Partner, Cholwell, Benz and Hartwick

BUSINESS BANKING

OFFERS MORE SOLUTIONS, COST-SAVINGS & SERVICE



2002 Highlights ...

FOR BUSINESS CUSTOMERS

☐ Two of our North Valley Bank locations were designed with our business customers in mind:

- 300 Park Marina Circle, Redding
- 2245 Churn Creek Road, Redding

EXPRESS BANKING CENTER

☐ Our Express Banking Center at Churn Creek offers state-of-the-art, self-service transactions available 24/7, featuring:

- Secure access
- No-wait deposit service
- Receipts for your transactions
- Currency and coin rolls

This service is an exciting, front-end concept that offers unparalleled support for our business clients. Banks throughout the country have come to see this front-end delivery option.



Churn Creek 24/7 Express Banking Center

POSITIVELY FREE BUSINESS CHECKING



☐ Positively Free Business Checking, an extension and adaptation of our hallmark Positively Free Checking for personal accounts, was rolled out at both banks in 2002, and has seen substantial success.

The development of this innovative account is evidence of our strong focus on, and commitment to, the business banking segment.

MEMBERSHIP BANKING

☐ Membership Banking was unveiled in 2002 and allowed us to relationally package benefits to reward depth of usage by business clientele.

With Membership Banking, we exclusively offer free services such as an interest-bearing checking account, unlimited free printed checks, free ATM/debit cards, free cashier's and traveler's checks, and free Banking On-Line.



PAYROLL SERVICES

☐ Payroll services include filing, deposits, reconciling, new hire reporting, compliance with EFTS mandates.

Additional benefits include:



- Tax Service
- Unemployment Claims
- Direct Deposit
- Time and Attendance Tracking
- Employee Screening
- HR Help Desk
- Retirement Plans

MERCHANT BANK CARD SERVICES

☐ POS Transaction convenience ... we initiate and manage card services for:



- VISA®
- MasterCard®
- Discover®
- ATM
- Electronic Benefit Transfers (EBT)

INVESTMENT SERVICES

☐ Our suite of Investment Services continues to provide our commercial customers a broad spectrum of options with consolidated account perspective and oversight. Profit sharing plans, 401(k)s, SEPs and sweeps all saw growth in usage and deposits. We expect these numbers to grow as we drill down for deeper business banking relationships.

Securities offered through Essex National Securities, member NASD, SIPC. Investment products are not FDIC insured, nor are they deposits or obligations of, or guaranteed by, North Valley Bank/Six Rivers Bank. The purchase of such investments involves risk including the possible loss of principal.

BUSINESS FINANCING

☐ Continues to be a core competency, and both banks have capacity to offer:

- Working Capital Loans
- SBA Loans
- Equipment Purchases
- Business Expansion Loans
- Real Estate Construction Loans
- Commercial Real Estate Loans
- Lines of Credit
- Consumer Loans
- Mortgage Loans



CASH MANAGEMENT

☐ Our exclusive Cash*Manager*™ offers a full array of on-line solutions. Our business clients can take advantage of some or all of these on-line options:

- Bill Pay
- ACH Payments
- Direct Deposit Payroll
- Collections
- EFT Tax Payments
- Authorize Transactions
- Supervisor Functions



IN THE COMING YEAR, our goal is to further deepen our business relationships and build franchise value with the highest quality, most responsive suite of business banking products.

PERSONAL BANKING

BETTER THAN EVER



OUR HALLMARK Positively Free Checking continues to drive account growth and fee income, while our low-cost loans and state-of-the-art delivery systems keep customer satisfaction high.

Checking Account Growth...



Number of Accounts
25,500
36,000
48,000
2000
2001
2002

OUR SCOPE of deposit products offers individuals and families broad choices in pricing, features and delivery. This allows us to reach a broad spectrum of the customers that comprise our market.





OUR HIGH-TECH, HIGH-TOUCH BALANCE provides our banks and our customers a unique value proposition. While state-of-the-art technology provides more delivery channels for our customers, highly skilled associates build relationships, trust and a greater number of products per customer.

CONVENIENT LOCATIONS

North Valley Bank

REDDING

Administration
300 Park Marina Circle
Redding, CA 96001
(530) 226-2900

Business Banking Center
300 Park Marina Circle
Redding, CA 96001
(530) 226-0500

Buenaventura Office
(Inside Holiday Market)
3315 Placer Street
Redding, CA 96001
(530) 226-2959

Churn Creek Office
2245 Churn Creek Road
Redding CA 96002
(530) 226-2952

Country Club Office
2930 Bechelli Lane
Redding, CA 96002
(530) 226-2940

Enterprise Office
880 East Cypress Avenue
Redding, CA 96002
(530) 226-2962

Redding Office
1327 South Street
Redding, CA 96001
(530) 226-2920

Westwood Office
6392-J Westside Road
Redding, CA 96001
(530) 226-2956

ANDERSON
2686 Gateway Drive
Anderson, CA 96007
(530) 226-2950

COTTONWOOD
(Inside Holiday Market)
20635 Gas Point Road
Cottonwood, CA 96022
(530) 226-2967

HAYFORK
Highway 3
Hayfork, CA 96041
(530) 628-5215

PALO CEDRO
9334-A Deschutes Road
Palo Cedro, CA 96073
(530) 547-5715

SHASTA LAKE
4715 Shasta Dam Boulevard
Shasta Lake, CA 96019
(530) 226-2977

WEAVERVILLE
311 Main Street
Weaverville, CA 96093
(530) 623-5521

Six Rivers Bank

EUREKA
Eureka Downtown Branch
Administration and
Business Banking
402 F Street
Eureka, CA 95501
(707) 443-8400

CRESCENT CITY
1492 Northcrest Drive
Crescent City, CA 95531
(707) 465-8900

Eureka Mall Branch
800 West Harris
Eureka, CA 95503
(707) 443-8488

FERNDALE
394 Main Street
Ferndale, CA 95536
(707) 786-9522

GARBERVILLE
793 Redwood Drive
Garberville, CA 95542
(707) 923-2152

MCKINLEYVILLE
1640 Central Avenue
McKinleyville, CA 95519
(707) 839-8400

WILLITS
255 S. Main Street
Willits, CA 95490
(707) 459-5581


OREGON
CALIFORNIA
CRESCENT CITY
McKINLEYVILLE
WEAVERVILLE
EUREKA
SHASTA LAKE
REDDING
FERNDALE
HAYFORK
PALO CEDRO
ANDERSON
GARBERVILLE
COTTONWOOD
WILLITS

More Ways to Bank With Us...

DELIVERY SYSTEM options have begun to show substantial usage, indicating our customers' preference for transaction flexibility:

☐ Voice banking currently handles 14,000 users daily.

☐ Our banks now provide more 24-hour cash access than ever, with 27 ATMs.

☐ We have a total of 19 drive-up lanes to handle basic transaction services.

☐ On-line services continue to grow, with 8,225 on-line subscribers and 705 bill pay users.




MEMBER
FDIC


North
Valley
Bank


SIX RIVERS
BANK

STAFF

NORTH VALLEY BANCORP

ADMINISTRATION

Michael J. Cushman
President and
Chief Executive Officer

Jack R. Richter
Executive Vice President and
Chief Operating Officer

Edward J. Czajka
Executive Vice President and
Chief Financial Officer

Eric J. Woodstrom
Executive Vice President and
Chief Credit Officer

Sharon L. Benson
Senior Vice President and
Controller

Kathryn S. Clark
Vice President and
Security Officer

Diana L. Garside
Vice President and
Compliance Officer

Marrietta M. Johnson
Vice President and
Human Resources Officer

Shannon L. Niederberger
Vice President and
Marketing Officer

Mary M. Ragland
Vice President and Information
Technology Manager

Candis L. Vaughan
Vice President and Manager,
Service Center

Linda R. Foster
Assistant Vice President and
Assistant Controller

NORTH VALLEY BANK

REDDING

Cheryl K. Palmer
Vice President and
Branch Manager
Enterprise Office

Christine Zeis
Branch Manager
Westwood Office

Lyn S. Pottroff
Branch Manager
Country Club Office

Kelly A. Thompson
Branch Manager
Buenaventura Office

DeAnn L. Fabig
Branch Manager
Churn Creek Office

REDDING BRANCH AND REAL ESTATE DEPARTMENT

Jean A. Peterson
Vice President and
Manager
Redding Office

ANDERSON

John M. Wheeler
Assistant Vice President
and Branch Manager

PALO CEDRO

E. Jean Littleton
Branch Manager

SHASTA LAKE

Debra A. Smith
Assistant Vice President
and Branch Manager

HAYFORK

Charlene A. Ganzer
Branch Manager

WEAVERVILLE

William H. Hinman
Branch Manager

COTTONWOOD

Deboria E. Castro
Branch Manager

BUSINESS BANKING CENTER

300 Park Marina Cir.
Redding, CA 96001
(530) 226-0500

Sherry J. Johnson
Vice President and
Manager

Lori M. Baxter
Vice President and
SBA Loan Officer

John B. Johnson
Vice President and
Business Banking Officer

Terri L. Bertrem
Vice President and
Business Banking Officer

Glenn Huffaker
Vice President and
Business Banking Officer

Gregory Brown
Vice President and
Business Banking Officer

Beverly J. Keith
Assistant Vice President
and Commercial Loan Officer

INVESTMENT SERVICES

Essex National Securities
300 Park Marina Cir.
Redding, CA 96001
(530) 243-0214

DEALER FINANCE CENTER

Ronald R. "Bud" Meyer
Vice President and Manager
1844 Park Marina Dr.
Redding, CA 96001
(530) 226-0440

SIX RIVERS BANK

ADMINISTRATION

H. Russell Harris
President

Patrick J. Swartz, Sr.
Senior Vice President and
Business Banking Officer

Joan Rainwater-Gish
Senior Vice President and
Business Banking Officer/
Government Guaranteed Lending

James S. Matthias
Senior Vice President and
Real Estate Loan Division Manager

Patrick W. Cahill
Vice President and
Business Banking Officer

Scott K. Nielsen
Assistant Vice President and
Business Banking Officer

EUREKA

Martie R. Baroni
Assistant Vice President
and Branch Manager
Eureka Mall Office

Tammy M. Brown
Assistant Vice President
and Branch Manager
Downtown Office and
Business Banking
Center

MCKINLEYVILLE

Shannon D. Maciel
Assistant Vice President
and Branch Manager

CRESCENT CITY

Susan M. Elliott
Assistant Vice President
and Branch Manager

FERNDALE

Tammy M. Brown
Assistant Vice President
and Branch Manager

GARBERVILLE

Marvin "Skip" Stone
Assistant Vice President
and Branch Manager

WILLITS

Ann L. Alumbaugh
Assistant Vice President
and Branch Manager

OUR COMMITMENT TO CORPORATE CITIZENSHIP



NORTH VALLEY BANK

American Cancer Society
American Red Cross
Bella Vista School
Bishop Quinn High School
Brett Mercer Memorial Basketball Tournament
Bureau of Land Management (BLM)
Cascade Theatre Restoration Project
City of Anderson Mosquito Serenade Concert Series
City of Shasta Lake Celebration 2002
Community Emergency Fund, Inc.
Community Volunteer Center
Cottonwood Little League
Cottonwood Rodeo 2002
D.A.R.E.
Douglas City Elementary School
Ducks Unlimited, Inc.
East Redding Little League
Enterprise High School
Family Television 26 (KGEC)
Foothill High School Athletics Dept.
Good News Rescue Mission
Grant and Resource Center
Hayfork Chamber of Commerce
Hayfork Elementary School
Hayfork High School
Hayfork Little League Sponsorship
Human Response Network
Kids Unlimited
KIXE Public Television
Lewiston School Athletic Program
Meadow Lane Elementary School - "California Reads" Program
Mercy Foundation North
Mercy Hospice
Mercy Mile/St. Joseph Jog
Mistletoe School
Mountain Valley Elder Care (Hayfork)
New Library Now!
North State Symphony
Northern Valley Catholic Social Service
Oak Run Fire Company
Palo Cedro Community Action Team
Palo Cedro Gateway Monument
Record Searchlight - Newspaper In Education Project
Redding Chamber of Commerce - PAC
Redding Ducks Swim Team
Redding Electric Utility (REU)
Redding Peace Officers Association
Redding Rancheria Community Foundation
Redding Rodeo Association
Redding Trade Club
School-To-Career
Secret Witness of Shasta County
Shasta Blues Society
Shasta Co. Fire Department
Shasta College Art Department
Shasta College Fund
Shasta College Symphony Orchestra
Shasta Community Health Center
Shasta County Cattle Women
Shasta County Farm Bureau
Shasta County Methamphetamine Task Force
Shasta County Sober Grad 2002
Shasta County YMCA
Shasta Damboree, Inc
Shasta District Fair
Shasta High School Choir Boosters Club
Shasta Lake Garden Project
Shasta Senior Nutrition Program
Shingletown Library
Sierra-Cascade Logging Conference
Soroptimist International of Downtown Rdg.
Toys for Tots
Trinity County Fair
Trinity High School
Trinity High School Academic Awards
Trinity Little League
Trinity Volunteer Fire Department
Turtle Bay Exploration Park
Turtle Bay Museums & Arboretum
Weaverville Elementary School
West Redding Little League, Inc.

SIX RIVERS BANK

41st District Agriculture Association
American Association of University Women
American Cancer Society
Boys & Girls Club of Humboldt County
California Professional Firefighters
Casa of Del Norte - Benefit for Children in Foster Care
College of the Redwoods - Hospitality Training Institute
Crescent City Jaycees
Designing Downtown's Future (Eureka)
District #1 Milk Advisory Board - Dairy Princess Contest
Ducks Unlimited, Inc.
Eureka Main Street
Ferndale Chamber of Commerce 150th Celebration
Ferndale Fire Department
Fortuna Kiwanis Club
Garberville Rodeo Association
Garberville Town Square
Grad Night "2002"
Greater Eureka Chamber of Commerce Youth Ambassador Sponsorship
Hospice of Humboldt
Humboldt County Fair Association
Humboldt Deputy Sheriff's Organization - to Support D.A.R.E. Program
Humboldt Senior Resource Center
Humboldt State University
Humboldt Botanical Gardens
Humboldt State Athletics
Kiwanis Club of Eureka
Leave a Legacy (Redwood Coast)
Lost Coast Camp
Mad River Rotary
McKinleyville High School
Noll Longboard Classic
Northcoast Children's Services
Northcoast Redwoods Writer's Conference
Operation Lookout (National Center for Missing Youth)
Redwood Acres Raceway, Inc.
Redwood Empire Little League
South Fork High School Booster Club
St. Joseph Hospital Foundation
St. Joseph Hospital Foundation - Health Information Center
The Aleutian Goose Festival
Vector Health Programs
Willits Frontier Days

SHAREHOLDER INFORMATION



ANNUAL MEETING

The Annual Meeting of Shareholders of North Valley Bancorp will be held in the administrative offices of North Valley Bancorp, 300 Park Marina Circle, Redding, California, on Thursday, May 22, 2003, at 5:00 p.m.

AUDITORS

Perry - Smith LLP
Sacramento, California

LEGAL COUNSEL

Dodd, Mason, George, LLP

TRADING EXCHANGE/SYMBOL

NASDAQ National Market: NOVB

MARKET MAKERS

For purchases and sales of North Valley Bancorp stock, call:
Sandler O'Neill & Partners, L.P., (800) 635-6851
Hoefer & Arnett, (800) 346-5544
D.A. Davidson & Co., (800) 755-7589
RBC Dain Rauscher, (800) 288-2811

TRANSFER AGENT

Mellon Investor Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Web site address: www.melloninvestor.com
Shareholder Relations: (800) 356-2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ______________.

Commission file number 0-10652

NORTH VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	94-2751350
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

300 Park Marina Circle, Redding, California 96001
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code (530) 226 2900

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
No par value common stock
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold was $67,102,000 as of June 28, 2002.

The number of shares outstanding of common stock as of March 24, 2003, were 4,615,728.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the 2003 Annual Meeting of Shareholders are incorporated by reference in Part III, Items 10, 11, 12 and 13 of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Certain statements in this Annual Report on Form 10-K (excluding statements of fact or historical financial information) involve forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: competitive pressure in banking industry increases significantly; changes in the interest rate environment reduce margins; general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality and an increase in the provision for possible loan losses; changes in the regulatory environment; changes in business conditions, particularly in Shasta County; volatility of rate sensitive deposits; operational risks including data processing system failures or fraud; asset/liability matching risks and liquidity risks; the California power crisis; the U.S. "war on terrorism" and military action by the U.S. in the Middle East, and changes in the securities markets. Therefore, the information set forth herein should be carefully considered when evaluating the business prospects of the Company and its subsidiaries. See also "Certain Additional Business Risks" on pages 20 through 21 herein, and other risk factors discussed elsewhere in this Report.

General

North Valley Bancorp (the "Company") is a multi-bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Board of Governors"). The Company was incorporated in 1980 in the State of California. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank, which now operates as a wholly owned subsidiary of North Valley Bancorp. Unless otherwise noted, the information contained herein has been restated on a historical basis as a pooling of interests as if the Company and Six Rivers National Bank had been combined for all periods presented. On January 2, 2002, Six Rivers National Bank became a California State chartered bank and in conjunction with this charter conversion, changed its name to Six Rivers Bank. The Company wholly owns its principal subsidiaries, North Valley Bank ("NVB"), Six Rivers Bank ("SRB"), North Valley Trading Company ("Trading Company"), which is inactive, Bank Processing, Inc. ("BPI"), a California corporation, and North Valley Capital Trust 1. The sole subsidiary of NVB, which is inactive, is North Valley Basic Securities (the "Securities Company").

At December 31, 2002, the Company had approximately 364 employees, (which includes 343 full-time equivalent employees). None of the Company's employees are represented by a union and management believes that relations with employees are good.

NVB was organized in September 1972, under the laws of the State of California, and commenced operations in February 1973. NVB is principally supervised and regulated by the California Commissioner of Financial Institutions (the "Commissioner") and conducts a commercial and retail banking business, which includes accepting demand, savings, money market rate deposit accounts, and time deposits, and making commercial, real estate and consumer loans. It also offers installment note collections, issues cashier's checks and money orders, sells travelers' checks and provides safe deposit boxes and other customary banking services. As a state-chartered insured bank, NVB is also subject to regulation by the Federal Deposit Insurance Corporation ("FDIC") and its deposits are insured by the FDIC up to the legal limits thereupon. NVB does not offer trust services or international banking services and does not plan to do so in the near future.

NVB operates fourteen banking offices in Shasta and Trinity Counties, for which it has received all of the requisite regulatory approvals. The headquarters office in Redding opened in February 1973. In October 1973, NVB opened its Weaverville Office; in October 1974, its Hayfork Office; in January 1978, its Anderson Office; and in September 1979, its Enterprise Office (East Redding). On December 20, 1982, NVB acquired the assets of two branches of the Bank of California: one located in Shasta Lake and the other in Redding, California. On June 1, 1985, NVB opened its Westwood Village Office in South Redding. On November 27, 1995, NVB opened a branch located in Palo Cedro, California. On October 14, 1997, NVB opened a branch located in Shasta Lake, California. NVB opened two super-market branches in 1998 located in Cottonwood, California, on January 20, 1998, and Redding, California, on September 8, 1998. On May 11, 1998, NVB opened a Business Banking Center in Redding, California, to provide banking services to business and professional clients. On August 13, 2001, the Business Banking Center, North Valley Bancorp Securities and the Company's Administrative offices moved to a new location at 300 Park Marina Drive in Redding, California. On August 5, 2002, NVB opened an Express Banking Center located at 2245 Churn Creek Road in Redding.

Six Rivers National Bank was formed in 1989 as a national banking association. On January 2, 2002, Six Rivers National Bank became a California state-chartered bank and changed its name to Six Rivers Bank. SRB operates seven full service offices in Eureka (2), Crescent City, Ferndale, Garberville, McKinleyville and Willits. In 1997, SRB completed the purchase and conversion of four branches of Bank of America which increased its presence from its original market of Humboldt and Del Norte Counties into Trinity County to the Northeast and Mendocino County to the South. During the fourth quarter of 2000, SRB Weaverville branch was sold which was a condition to the closing of the plan of reorganization with the Company. SRB is principally supervised and regulated by the California Commissioner of Financial Institutions (the "Commissioner") and conducts a commercial and retail banking business, which includes accepting demand, savings, money market rate deposit accounts, and time deposits, and making commercial, real estate and consumer loans. As a federally insured bank, SRB is also subject to regulation by the FDIC and its deposits are insured by the FDIC up to the legal limits thereupon. SRB does not offer trust services or international banking services and does not plan to do so in the near future

The Trading Company, incorporated under the laws of the State of California in 1984, formed a joint venture to explore trading opportunities in the Pacific Basin. The joint venture terminated in July 1986, and the Trading Company is now inactive. The Securities Company, formed to hold premises pursuant to Section 752 of the California Financial Code, is inactive. North Valley Consulting Services was established as a consulting service for depository institutions and in December 1988, changed its name to Bank Processing, Inc. BPI was established as a bank processing service to provide data processing services to other depository institutions, pursuant to Section 225.25(b)(7) of Federal Reserve Regulation Y and Section 4(c)(8) of the Bank Holding Company Act of 1956, as amended ("BHCA").

BPI is currently processing daily applications for the Company where entries are captured and files updated by the "Information Technology, Inc., (ITI) banking system," which includes: Demand Deposits (DDA), Savings Deposits (SAV), Central Information Files (CIF), Mortgage Loans/Installment Loans/Commercial Loans (LAS), Individual Retirement Accounts (IRA), and Financial Information Statements, i.e., General Ledger (FMS). These data processing activities do not involve providing hardware or software to banking clients.

At December 31, 2002, BPI had cash on-hand of approximately $237,000.

North Valley Capital Trust 1 is a Delaware business trust wholly-owned by the Company and formed in 2001 for the exclusive purpose of issuing Company obligated mandatorily redeemable cumulative trust preferred securities of Subsidiary Grantor Trust holding solely junior subordinated debentures.

From August 18, 1995 through July 4, 2001, NVB maintained an agreement with Linsco Private Ledger ("LPL") which furnished brokerage services and standardized investment advice to Bank customers. On January 8, 2001, SRB and NVB signed agreements with Essex National Securities ("Essex") whereby Essex will provide brokerage services and standardized investment advice to SRB customers at SRB's Main office located at 402 F Street, Eureka, California and to NVB customers at NVB administrative offices located at 300 Park Marina Circle in Redding, California. SRB and NVB share in the fees and commissions paid to Essex on a pre-determined schedule. All investments recommended to Bank customers appear on an approved list or are specially approved by Essex.

The Company does not hold deposits of any one customer or group of customers where the loss of such deposits would have a material adverse effect on the Company. The Company's business is not seasonal.

<u>Selected Statistical Data</u>

The following tables present certain consolidated statistical information concerning the business of the Company. This information should be read in conjunction with the Consolidated Financial Statements and the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations and other information contained elsewhere herein. Averages are based on daily averages. Tax-equivalent adjustments of 34% have been made in calculating yields on tax-exempt securities.

Average Balances and Tax-equivalent Net Interest Margin

The following table sets forth the Company's consolidated condensed average daily balances and the corresponding average yields received and average rates paid of each major category of assets, liabilities, and stockholders' equity for each of the past three years (in thousands).

	2002			2001			2000		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets									
Federal funds sold	$ 22,504	$ 346	1.54%	$ 20,814	$ 674	3.24%	$ 14,330	$ 855	5.97%
Investments:									
Taxable securities	76,930	4,200	5.46%	71,045	4,715	6.64%	82,812	5,604	6.77%
Non-taxable securities(1)	26,756	2,312	8.64%	27,594	2,468	8.94%	30,937	2,739	8.85%
FHLB & FRB stock	3,312	49	1.48%	2,000	47	2.35%	2,670	179	6.69%
Interest-bearing deposits in other financial institutions	737	43	5.83%	2,072	73	3.52%	6,680	418	6.26%
Total investments	107,735	6,603	6.11%	102,711	7,303	7.11%	123,099	8,940	7.26%
Total loans and leases (2)(3)	424,272	32,738	7.72%	378,190	32,671	8.64%	342,831	31,076	9.06%
Total interest-earning assets/interest income	554,511	$ 39,687	7.15%	501,715	$ 40,648	8.10%	480,260	$ 40,871	8.51%
Non-earning assets	71,656			66,422			56,289		
Allowance for loan and Lease losses	(6,256)			(5,335)			(5,743)		
Total assets	$ 619,911			$ 562,802			$ 530,806		
Liabilities and Stockholders' equity									
Transaction accounts	$ 119,081	$ 1,008	0.85%	$ 94,857	$ 1,439	1.52%	$ 85,220	$ 1,478	1.73%
Savings and money market	131,354	1,536	1.17%	108,986	2,650	2.43%	108,411	3,608	3.33%
Time deposits	177,775	5,293	2.98%	202,721	10,463	5.16%	190,335	10,511	5.52%
Other borrowed funds	37,852	1,955	5.17%	15,106	923	6.12%	9,901	638	6.44%
Total interest-bearing liabilities/interest expense	466,062	9,792	2.10%	421,670	15,475	3.67%	393,867	16,235	4.12%
Non-interest bearing deposits	100,567			83,226			75,339		
Other liabilities	6,703			7,056			8,540		
Total liabilities	573,332			511,952			477,746		
Stockholders' equity	46,579			50,850			53,060		
Total liabilities and Stockholders' equity	$ 619,911			$ 562,802			$ 530,806		
Net interest income / spread		$ 29,895	5.05%		$ 25,173	4.43%		$ 24,636	4.39%
Net interest margin (4)			5.39%			5.02%			5.13%

(1) Tax-equivalent basis
(2) Loans on nonaccrual status have been included in the computations of average balances.

(3) Includes loan fees of $337, $509 and $327 for the years ended December 31, 2002, 2001 and 2000, respectively.
(4) Net interest margin is determined by dividing net interest income by total average interest-earning assets.

Rate Volume Analysis of Changes in Net Interest Income

The following table summarizes changes in net interest income resulting from changes in average asset and liability balances (volume) and changes in average interest rates. The change in interest due to both rate and volume has been allocated to the change in volume (in thousands).

	2002 Compared to 2001			2001 Compared to 2000		
	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
Interest income						
Interest on fed funds sold	$ 26	$ (354)	$ (328)	$ 210	$ (391)	$ (181)
Interest on investments:						
Taxable securities	321	(837)	(516)	(781)	(108)	(889)
Non-taxable securities	(72)	(184)	(256)	(299)	28	(271)
FHLB & FRB stock	19	(17)	2	(16)	(116)	(132)
Interest-bearing deposits in other financial institutions	(78)	48	(30)	(162)	(183)	(345)
Total investments	190	(890)	(700)	(1,258)	(379)	(1,637)
Interest on loans and leases	3,556	(3,489)	67	3,055	(1,460)	1,595
Total interest income	$ 3,772	$(4,733)	$ (961)	$ 2,007	$(2,230)	$ (223)
Interest expense						
Transaction accounts	$ 205	$ (636)	$ (431)	$ 146	$ (185)	$ (39)
Savings and money market	262	(1,376)	(1,114)	14	(972)	(958)
Time deposits	(743)	(4,427)	(5,170)	641	(689)	(48)
Other borrowed funds	1,175	(144)	1,031	317	(32)	285
Total interest expense	$ 899	$(6,583)	$ (5,684)	$ 1,118	$(1,878)	$ (760)
Total change in net interest income	$ 2,873	$ 1,850	$ 4,723	$ 889	$ (352)	$ 537

Investment Securities:

The Company's policy regarding investments is as follows:

Trading Securities are carried at fair value. Changes in fair value are included in other operating income. The Company did not have any securities classified as trading at December 31, 2002, 2001, and 2000.

Available for Sale Securities are carried at fair value and represent securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, within accumulated other comprehensive income, which is a separate component of stockholders' equity, until realized. Gains or losses on disposition are recorded in other operating income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method.

Held to Maturity Securities is carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

At December 31, the amortized cost of securities and their approximate fair value were as follows (in thousands):

Available for sale securities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount (Fair Value)
December 31, 2002				
Securities of U.S. government agencies and corporations	$ 11,220	$ 9		$ 11,229
Obligations of states and political subdivisions	23,580	1,138	$ (67)	24,651
Mortgage-backed securities	59,915	1,108	(4)	61,019
Corporate securities	8,976	520		9,496
Other securities	4,088		(8)	4,080
	$ 107,779	$ 2,775	$ (79)	$ 110,475
December 31, 2001				
Securities of U.S. government agencies and corporations	$ 1,991	$ 78	$ (167)	$ 2,069
Obligations of states and political subdivisions	28,085	1,074	$ (254)	28,905
Mortgage-backed securities	70,331	601	(81)	70,851
Corporate Securities	9,946	20	(241)	9,725
Other Securities	88		(12)	76
	$ 110,441	$ 1,773	$ (588)	$ 111,626
December 31, 2000				
Securities of U.S. government agencies and corporations	$ 26,913	$ 42		$ 26,788
Obligations of states and political subdivisions	2,671	21	(1)	2,691
Mortgage-backed securities	42,504	405	(232)	42,677
Corporate Securities	6,338	21	(458)	5,901
Other Securities	88		(21)	67
	$ 78,514	$ 489	$ (879)	$ 78,124

Held to maturity securities	Carrying Amount (Amortized Cost)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002				
Obligations of states and political subdivisions	$ 1,455	$ 388		$ 1,843
December 31, 2001				
Obligations of states and political subdivisions	$ 1,455	$ 486		$ 1,941
December 31, 2000				
Obligations of states and political subdivisions	$ 25,811	$ 1,115		$ 26,926

The policy of the Company requires that management determine the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as investments held to maturity, and carried at amortized cost. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at market value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other related factors.

On January 1, 2001, the Company transferred $25,471,000 of certain securities from the held to maturity to the available for sale classification at fair value upon adoption and as allowed by SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities.* The unrealized gains on the securities transferred were $1,115,000. The net unrealized gains and losses are recorded net of tax within accumulated other comprehensive income, which is a separate component of stockholders' equity.

The following table shows estimated fair value of our investment securities (other than equity securities with a fair value of approximately $4,080,000) by year of maturity as of December 31, 2002. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay with or without penalty. Tax-equivalent adjustments have been made in calculating yields on tax-exempt securities.

Maturity Distribution and Yields of Investment Securities (in thousands):

	Within One Year	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total
Availble for Sale Securities					
Securities of U.S. government agencies and corporations	$ 1,507	$ 504	$ 3,000	$ 6,218	$ 11,229
Mortgage backed Securities	11,677	16,390	80	32,872	61,019
Tax-exempt securities	925	8,596	4,738	9,369	23,628
Taxable municipal securities				1,023	1,023
Corporate securities	1,572	5,330	1,188	1,406	9,496
Total securities available for sale	$ 15,681	$ 30,820	$ 9,006	$ 50,888	$ 106,395
Weighted average yield	4.96%	6.62%	5.40%	4.73%	5.14%
Held to Maturity Securities					
Tax-exempt securities				$ 1,843	$ 1,843
Weighted average yield				10.03%	10.03%

Loan and Lease Portfolio

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in the primary markets in which the Company operates. Substantially all loans are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits or business or personal assets and leases are generally secured by equipment. The Company's policy for requiring collateral is through analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

Major classifications of loans and leases at December 31 are summarized as follows (in thousands):

	2002	2001	2000	1999	1998
Commercial, financial and agricultural	$ 200,629	$ 148,412	$ 143,658	$ 130,606	$ 123,591
Real estate – construction	25,388	9,764	4,794	4,049	9,084
Real estate – mortgage(1)	104,590	109,830	100,937	82,202	89,865
Installment	87,710	113,970	105,393	92,973	64,777
Direct financing leases	1,795	3,454	5,183	5,395	5,585
Other	24,271	11,588	9,727	15,434	13,904
Total loans and leases receivable	444,383	397,018	369,692	330,659	306,806
Allowance for loan and lease losses	(6,723)	(5,786)	(4,964)	(4,606)	(4,704)
Deferred loan costs (fees)	183	(210)	(69)	(229)	(517)
Net loans and leases	$ 437,843	$ 391,022	$ 364,659	$ 325,824	$ 301,585

(1) Includes loans held for sale, as applicable

At December 31, 2002 and 2001, the Company serviced real estate loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $100,234,000 and $106,911,000 respectively.

The Company was contingently liable under letters of credit issued on behalf of its customers for $2,461,000 and $1,817,000 at December 31, 2002 and 2001, respectively. At December 31, 2002, commercial and consumer lines of credit, and real estate loans of approximately $28,637,000 and $37,938,000, were undisbursed. At December 31, 2001, commercial and consumer lines of credit, and real estate loans of approximately $38,876,000 and $18,210,000, were undisbursed. These instruments involve, to varying degrees, elements of credit and market risk more than the amounts recognized in the balance sheet. The contractual or notional amounts of these transactions express the extent of the Company's involvement in these instruments and do not necessarily represent the actual amount subject to credit loss.

Maturity Distribution and Interest Rate Sensitivity of Loans and Commitments

The following table shows the maturity of certain loan categories and commitments. Excluded categories are residential mortgages of 1-4 family residences, installment loans and lease financing outstanding as of December 31, 2002. Also provided with respect to such loans and commitments are the amounts due after one year, classified according to the sensitivity to changes in interest rates (in thousands):

	Within One Year	After One Through Five Years	After Five Years	Total
Commercial, financial and agricultural and installment	$ 61,721	$ 138,016	$ 88,602	$ 288,339
Real Estate – construction	23,439	1,883	66	25,388
Undisbursed commitments	36,151	10,983	19,441	66,575
Total	$ 121,311	$ 150,882	$ 108,109	$ 380,302
Loans and commitments maturing after one year with:				
Fixed interest rates		$ 103,956	$ 108,109	$ 212,065
Variable interest rates		46,926		46,926
Total		$ 150,882	$ 108,109	$ 258,991

Summary of Loan Loss Experience:

The disclosure required by this item is set forth in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Form 10-K.

Certificates of Deposit

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2002 are summarized as follows (in thousands):

Remaining maturities:	
Three months or less	$ 11,951
Over three through twelve months	32,219
Over one year through three years	4,721
Over three years	
Total	$ 48,891

As of December 31, 2002, the Company did not have any brokered deposits. In general, it is the Company's policy not to accept brokered deposits.

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2002 consist of a loan from the Federal Reserve Bank ("FRB") in the form of Treasury Tax and Loan notes which are generally required to be repaid within 30 days from the transaction date as well as Federal Home Loan Bank ("FHLB") advances. The following table summarizes these borrowings (in thousands):

	2002	2001	2000
Short-Term borrowings:			
FHLB advances	$ 23,500	$ 7,000	$ 13,400
FRB loan	89	254	122
advances under credit lines			2,999
Total Short-Term borrowings	$ 23,589	$ 7,254	$ 16,521
Long-Term Borrowings:			
FHLB advances	$ 9,299	$ 13,393	$ 480
Total Long-Term borrowings	$ 9,299	$ 13,393	$ 480

The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities (dollars in thousands):

	Short-Term	Long-Term
Amount	$23,589	$9,299
Maturity	2003	2004-2005
Average Rates	2.40%	4.29%

The following table provides information related to the Company's short-term borrowings under its security repurchase arrangements and lines of credit for the periods indicated (in thousands):

Short-Term Borrowings:

	2002	2001	2000
Average balance during the year	$ 26,108	$ 1,957	$ 9,901
Average interest rate for the year	2.53%	5.00%	6.44%
Maximum month-end balance during the year	$ 27,000	$ 18,100	$ 16,521
Average rate as of December 31,	2.40%	3.31%	6.18%

Company Obligated Mandatorily Redeemable Cumulative Trust Preferred Securities Of Subsidiary Grantor Trust

The Company formed North Valley Capital Trust I as a special purpose entity ("SPE") which is consolidated into the Company's financial statements. North Valley Capital Trust I is a Delaware business trust wholly owned by the Company and formed for the purpose of issuing Company obligated mandatorily redeemable cumulative trust preferred securities of Subsidiary Grantor Trust holding solely junior subordinated debentures. For financial reporting purposes, the Subordinated Debentures and related trust investments in the Subordinated Debentures have been eliminated in consolidation and the Trust Preferred Securities are included in the consolidated balance sheet. Under applicable regulatory guidelines all of the Trust Preferred Securities currently qualify as Tier I capital.

During the third quarter of 2001, North Valley Capital Trust I issued 10,000 Trust Preferred Securities with a liquidation value of $1,000 for gross proceeds of $10,000,000. The entire proceeds of the issuance were invested by North Valley Capital Trust I in $10,000,000 aggregate principal amount of 10.25% subordinated debentures due in 2031 (the Subordinated Debentures) issued by the Company. The Subordinated Debentures represent the sole assets of North Valley Capital Trust I. The Subordinated Debentures mature in 2031, bear interest at the rate of 10.25%, payable semi-annually, and are redeemable by the Company at a premium beginning on or after 2006 based on a percentage of the principal amount of the Subordinated Debentures stipulated in the Indenture Agreement, plus any accrued and unpaid interest to the redemption date. The Subordinated Debentures are redeemable at 100 percent of the principal amount plus any accrued and unpaid interest to the redemption date at any time on or after 2011. The Trust Preferred Securities are subject to mandatory redemption to the extent of any early redemption of the Subordinated Debentures and upon maturity of the Subordinated Debentures on 2031.

Holders of the trust preferred securities are entitled to cumulative cash distributions at an annual rate of 10.25% of the liquidation amount of $1,000 per security. The Company has the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default in the payment of interest on the Subordinated Debentures. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities (the Guarantee). The Guarantee, when taken together with the Company's obligations under the Subordinated Debentures, the Indenture Agreement pursuant to which the subordinated Debentures were issued and the Company's obligations under the Trust Agreement governing the subsidiary trust, provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities.

Supervision and Regulation

The common stock of the Company is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. The Company is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission.

NVB and SRB are both licensed by the California Commissioner of Financial Institutions (the "Commissioner"), their deposits are insured by the FDIC, and they have both chosen to become members of the Federal Reserve System. Consequently, NVB and SRB are subject to the supervision of, and are regularly examined by, the Commissioner and the Board of Governors of the Federal Reserve System ("FRB" or "Board of Governors). Such supervision and regulation include comprehensive reviews of all major aspects of the Bank's business and condition, including its capital ratios, allowance for loan and lease losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. NVB and SRB are required to file reports with the Commissioner and the FRB and provide such additional information as the Commissioner and the FRB may require.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors. The Company is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5% of the voting shares of such bank. The Bank Holding Company Act prohibits the Company from acquiring any voting shares of, or interest in, all or substantially all of the assets of, a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

The Company, and any subsidiaries, which it may acquire or organize, are deemed to be "affiliates" of NVB and SRB within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans by NVB or SRB to affiliates, and (b) on investments by NVB or SRB in affiliates' stock as collateral for loans to any borrower. The Company and its subsidiaries are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

The Board of Governors, the OCC and the FDIC have adopted risk-based capital guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the guidelines, the Company and its banking subsidiaries are required to maintain capital equal to at least 8.0% of its assets and commitments to extend credit, weighted by risk, of which at least 4.0% must consist primarily of common equity (including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock, or a limited amount of loan loss reserves. The Company and its banking subsidiaries are subject to regulations issued by the Board of Governors, the OCC and the FDIC, which require maintenance of a certain level of capital. These regulations impose two capital standards: a risk-based capital standard and a leverage capital standard.

Assets, commitments to extend credit and off-balance sheet items are categorized according to risk and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. For example, most home mortgage loans are placed in a 50% risk category and therefore require maintenance of capital equal to 4% of such loans, while commercial loans are placed in a 100% risk category and therefore require maintenance of capital equal to 8% of such loans.

Under the Board of Governors' risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common shareholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Tier 2 capital may also include up to 45% of the pretax net unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy and net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk. Each institution is required to maintain a risk-based capital ratio (including Tier 1 and Tier 2 capital) of 8%, of which at least half must be Tier 1 capital.

Under the Board of Governors' leverage capital standard, an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the FDIC have adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2002, NVB, SRB and the Company were in compliance with the risk-based capital and leverage ratios described above. See Item 8, Financial Statements and Supplementary Data and Note 19 to the Financial Statements incorporated by reference, therein, for a listing of the Company's risk-based capital ratios at December 31, 2002 and 2001.

The Board of Governors, the OCC and FDIC have adopted regulations implementing a system of prompt corrective action pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics: (1) "Well capitalized" - consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive; (2) "Adequately capitalized" - consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution; (3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a leverage ratio of less than 4%; (4) "Significantly undercapitalized" - consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; (5) "Critically undercapitalized" - consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions which are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include (1) requirements to augment capital; (2) restrictions upon affiliate transactions; (3) restrictions upon deposit gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5% of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized." An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without the prior approval of the FDIC and the FDIC must prohibit a critically undercapitalized institution from taking certain other actions without its prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Under FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate lending policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. FDICIA further generally prohibits an insured state bank from engaging as a principal in any activity that is impermissible for a national bank, absent FDIC determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that the bank is, and will continue to be, within applicable capital standards. Similar restrictions apply to subsidiaries of insured state banks. The Company does not currently intend to engage in any activities, which would be restricted or prohibited under FDICIA.

The Federal Financial Institution Examination Counsel ("FFIEC") on December 13, 1996, approved an updated Uniform Financial Institutions Rating System ("UFIRS"). In addition to the five components traditionally included in the so-called "CAMEL" rating system which has been used by bank examiners for a number of years to classify and evaluate the soundness of financial institutions (including capital adequacy, asset quality, management, earnings and liquidity), UFIRS includes for all bank regulatory examinations conducted on or after January 1, 1997, a new rating for a sixth category identified as sensitivity to market risk. Ratings in this category are intended to reflect the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices may adversely affect an institution's earnings and capital. The revised rating system is identified as the "CAMELS" system.

The federal financial institution agencies have established bases for analysis and standards for assessing a financial institution's capital adequacy in conjunction with the risk-based capital guidelines including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings.

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from each of the Company's subsidiary banks. The payment of cash dividends and/or management fees by NVB and SRB is subject to restrictions set forth in the California Financial Code, as well as restrictions established by the FDIC. See Item 5 for further information regarding the payment of cash dividends by the Company, NVB and SRB.

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled, "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313(a) of the Patriot Act prohibits any insured financial institution such as North Valley Bank and Six Rivers Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313(a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319(b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act creates a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Company and its subsidiaries are not currently aware of any account relationships between the Company and its subsidiaries and any foreign bank or other person or entity as described above under Sections 313(a) or 312 of the Patriot Act. The terrorist attacks on September 11, 2001 have realigned national security priorities of the United States and it is reasonable to anticipate that the United States Congress may enact additional legislation in the future to combat terrorism including modifications to existing laws such as the Patriot Act to expand powers as deemed necessary. The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation would likely increase compliance costs and thereby potentially have an adverse effect upon the Company's results of operations.

The Sarbanes-Oxley Act of 2002

President George W. Bush signed the Sarbanes-Oxley Act of 2002 (the "Act") on July 30, 2002, which responds to recent issues in corporate governance and accountability. Among other matters, key provisions of the Act and rules promulgated by the Securities and Exchange Commission pursuant to the Act include the following:

- Expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.
- Revised rules on auditor independence to restrict the nature of non-audit services provided to audit clients and to require such services to be pre-approved by the audit committee.
- Improved corporate responsibility through mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and making issuer interference with an audit a crime.
- Enhanced financial disclosures, including periodic reviews for largest issuers and real time disclosure of material company information.
- Enhanced criminal penalties for a broad array of white collar crimes and increases in the statute of limitations for securities fraud lawsuits.
- Disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics. The disclosure obligation becomes effective for fiscal years ending on or after July 15, 2003. The ethics code must contain written standards that are reasonably designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the registrant;
- Compliance with applicable governmental laws, rules and regulations;
- The prompt internal reporting to an appropriate person or persons identified in the code of violations of the code; and
- Accountability for adherence to the code.
- Disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert." The disclosure obligation becomes effective for fiscal years ending on or after July 15, 2003. To qualify as an "audit committee financial expert," a person must have:
  - An understanding of generally accepted accounting principles and financial statements;
  - The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
  - Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
  - An understanding of internal controls and procedures for financial reporting; and
  - An understanding of audit committee functions.
  - A person must have acquired the above listed attributes to be deemed to qualify as an "audit committee financial expert" through any one or more of the following:
  - Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
  - Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
  - Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
  - Other relevant experience.

The rule contains a specific safe harbor provision to clarify that the designation of a person as an "audit committee financial expert" does not cause that person to be deemed to be an "expert" for any purpose under Section 11 of the Securities Act of 1933, as amended, or impose on such person any duties, obligations or liability greater than the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors, absent such designation. Such a designation also does not affect the duties, obligations or liability of any other member of the audit committee or board of directors.

- A prohibition on insider trading during pension plan black-out periods.
- Disclosure of off-balance sheet transactions.
- A prohibition on personal loans to directors and officers.
- Conditions on the use of non-GAAP (generally accepted accounting principles) financial measures.
- Standards on professional conduct for attorneys requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, another board committee or the entire board of directors certain material violations.
- Expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities reducing the filing deadline to within 2 business days of the date a transaction triggers an obligation to report.
- Accelerated filing requirements for Forms 10-K and 10-Q by public companies which qualify as "accelerated filers" to be phased-in over a four year period reducing the filing deadline for Form 10-K reports from 90 days after the fiscal year end to 60 days and Form 10-Q reports from 45 days after the fiscal quarter end to 35 days.
- Disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the Securities and Exchange Commission.
- Proposed rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit committee standards established pursuant to the Act. These proposed rules would establish audit committee:

- Independence standards for members;
- Responsibility for selecting and overseeing the issuer's independent accountant;
- Responsibility for handling complaints regarding the issuer's accounting practices;
- Authority to engage advisers; and
- Funding requirements for the independent auditor and outside advisers engaged by the audit committee.

The proposed audit committee rules provide a one-year phase-in period for compliance. The Securities and Exchange Commission must adopt final rules by April 26, 2003.

The effect of the Act upon the Company is uncertain; however, it is likely that the Company will incur increased costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission and other regulatory agencies having jurisdiction over the Company. The Company does not currently anticipate, however, that compliance with the Act and such rules and regulations will have a material adverse effect upon its financial position or results of its operations or its cash flows.

The California Corporate Disclosure Act

On September 28, 2002, California Governor Gray Davis signed into law the California Corporate Disclosure Act (the "CCD Act"), which became effective January 1, 2003. The CCD Act requires publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. The CCD Act requires the Company to disclose:

- The name of the a company's independent auditor and a description of services, if any, performed for the company during the previous 24 months;
- The annual compensation paid to each director and executive officer, including stock or stock options not otherwise available to other company employees;
- A description of any loans made to a director at a "preferential" loan rate during the previous 24 months, including the amount and terms of the loans;
- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;
- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and
- Whether a company violated any federal securities laws or any securities or banking provisions of California law during the previous 10 years for which the company was found liable or fined more than $10,000.

The Company does not currently anticipate that compliance with the CCD Act will have a material adverse effect upon its financial position or results of its operations or its cash flows.

Competition

At June 30, 2002, the competing commercial and savings banks in competition with the Company, NVB and SRB, had thirty-two banking offices in Shasta and Trinity Counties where NVB operates its fourteen banking offices and there were fifty-two competing offices of commercial and savings bank offices in Del Norte, Mendocino and Humboldt Counties where SRB operates its seven banking offices. Additionally, the Company competes with thrifts and, to a lesser extent, credit unions, finance companies and other financial service providers for deposit and loan customers.

Larger banks may have a competitive advantage because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services and international banking which the Company is not authorized nor prepared to offer currently. The Company has arranged with correspondent banks and with others to provide some of these services for their customers. For borrowers requiring loans in excess of each subsidiary bank's legal lending limit, the Company has offered, and intend to offer in the future, such loans on a participating basis with correspondent banks and with other independent banks, retaining the portion of such loans which is within the applicable lending limits. As of December 31, 2002, NVB's and SRB's aggregate legal lending limits to a single borrower and such borrower's related parties were $5,274,000 and $2,869,000 on an unsecured basis and $8,789,000 and $4,781,000 on a fully secured basis, based on regulatory capital of $35,140,000 and $18,166,000, respectively.

In order to compete with the major financial institutions in its primary service areas, the Company, through its subsidiary banks, utilizes to the fullest extent possible, the flexibility which is accorded by its independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by the officers, directors and employees of the Company, NVB and SRB. The Company's subsidiary banks also seek to provide special services and programs for individuals in its primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture, tools of the trade or expansion of practices or businesses.

Banking is a business that depends heavily on net interest income. Net interest income is defined as the difference between the interest rate paid to obtain deposits and other borrowings and the interest rate received on loans extended to customers and on securities held in each subsidiary bank's portfolio. Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

The net interest income of the Company, and to a large extent, its earnings, are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States as set by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession by its open market operations in United States government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on the Company are not predictable.

In 1996, pursuant to Congressional mandate, the FDIC reduced bank deposit insurance assessment rates to a range from $0 to $0.27 per $100 of deposits, dependent upon a bank's risk. Based upon the above risk-based assessment rate schedule, NVB's and SRB's current capital ratios and NVB's and SRB's current levels of deposits, NVB and SRB anticipate no change in the assessment rate applicable during 2003 from that in 2002.

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition of or merger with an existing whole bank, which has been in existence for at least five years.

The federal financial institution agencies, especially the OCC and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The OCC has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory or better CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the OCC to engage in an activity through a subsidiary in which the bank itself may not engage.

On November 12, 1999, President Clinton signed into law The Financial Services Modernization Act of 1999 (the "FSMA"). The FSMA eliminated most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The FSMA repeals Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The FSMA includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance firms is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a "financial holding company" structure authorized by the FSMA.

Prior to the FSMA, significant restrictions existed on the affiliation of banks with securities firms and on the direct conduct by banks of securities dealing and underwriting and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The FSMA removes these restrictions and substantially eliminates the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies, which qualify as financial holding companies through an application process, can now insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the FSMA, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of the Act is to require that federal financial institution and securities regulatory agencies prescribe regulations to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations will require, in general, that financial institutions (1) may not disclose non-public personal information of customers to non-affiliated third parties without notice to their customers, who must have opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

The Company, NVB, and SRB have not determined whether they may seek to acquire and exercise new powers or activities under the FSMA, and the extent to which competition will change among financial institutions affected by the FSMA has not yet become clear.

Certain legislative and regulatory proposals that could affect the Company and banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject the Company and its subsidiary banks to increased regulation, disclosure and reporting requirements and increase competition and the Company's cost of doing business.

In addition to legislative changes, the various federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such and regulations may have on the Company and its subsidiary banks.

The effect of the Act upon corporations is uncertain; however, it is likely that compliance costs may increase as corporations modify procedures if required to conform to the provisions of the Act. The Company does not currently anticipate that compliance with the Act will have a material effect upon its financial position or results of its operations or its cash flows.

Discharge of Materials into the Environment

Compliance with federal, state and local regulations regarding the discharge of materials into the environment may have a substantial effect on the capital expenditure, earnings and competitive position of the Company in the event of lender liability or environmental lawsuits. Under federal law, liability for environmental damage and the cost of cleanup may be imposed upon any person or entity that is an "owner" or "operator" of contaminated property. State law provisions, which were modeled after federal law, are substantially similar. Congress established an exemption under Federal law for lenders from "owner" and/or "operator" liability, which provides that "owner" and/or "operator" do not include "a person, who, without participating in the management of a vessel or facility, holds indicia of ownership primarily to protect his security interests in the vessel or facility."

In the event that the Company was held liable as an owner or operator of a toxic property, it could be responsible for the entire cost of environmental damage and cleanup. Such an outcome could have a serious effect on the Company's consolidated financial condition depending upon the amount of liability assessed and the amount of cleanup required.

The Company takes reasonable steps to avoid loaning against property that may be contaminated. In order to identify possible hazards, the Company requires that all fee appraisals contain a reference to a visual assessment of hazardous waste by the appraiser. Further, on loans proposed to be secured by industrial, commercial or agricultural real estate, an Environmental Questionnaire must be completed by the borrower and any areas of concern addressed. Additionally, the borrower is required to review and sign a Hazardous Substance Certificate and Indemnity at the time the note is signed.

If the investigation reveals and if certain warning signs are discovered, but it cannot be easily ascertained, that an actual environmental hazard exists, the Company may require that the owner/buyer of the property, at his/her expense, have an Environmental Inspection performed by an insured, bonded environmental engineering firm acceptable to the Company.

California Power Crisis

During 2001, the State of California experienced serious periodic electric power shortages. It is uncertain whether or when these shortages will occur again. The Company and its subsidiaries could be materially and adversely affected either directly or indirectly by a severe electric power shortage if such a shortage caused any of its critical data processing or computer systems and related equipment to fail, or if the local infrastructure systems such as telephone systems should fail, or the Company's and its subsidiaries' significant vendors, suppliers, service providers, customers, borrowers, or depositors are adversely impacted by their internal systems or those of their respective customers or suppliers. Material increases in the expenses related to electric power consumption and the related increase in operating expense could also have an adverse effect on the Company's future results of operations.

Certain Additional Business Risks

The Company's business, financial condition and operating results can be impacted by a number of factors, including but not limited to those set forth below, any one of which could cause the Company's actual results to vary materially from recent results or from the Company's anticipated future results.

The Company and its subsidiaries are dependent on the successful recruitment and retention of highly qualified personnel. Business banking, one of the Company's principal lines of business, is dependent on relationship banking, in which Company personnel develop professional relationships with small business owners and officers of larger business customers who are responsible for the financial management of the companies they represent. If these employees were to leave the Company and become employed by a local competing bank, the Company could potentially lose business customers. In addition, the Company relies on its customer service staff to effectively serve the needs of its consumer customers. Since overall employment levels are near their modern-day low, this begins to be a risk to the Company that must be mitigated. The Company very actively recruits for all open position and management believes that employee relations are good.

Shares of Company Common Stock eligible for future sale could have a dilutive effect on the market for Company Common Stock and could adversely affect the market price. The Articles of Incorporation of the Company authorize the issuance of 20,000,000 shares of common stock, of which 4,634,094 were outstanding at December 31, 2002. Pursuant to its stock option plans, at December 31, 2002, the Company had outstanding options to purchase 76,865 shares of Company Common Stock. As of December 31, 2002, 730,672 shares of Company Common Stock remained available for grants under the Company's stock option plans. Sales of substantial amounts of Company Common Stock in the public market could adversely affect the market price of Common Stock.

A large portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2002, real estate served as the principal source of collateral with respect to approximately 57% of the Company's loan portfolio. A worsening of current economic conditions or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of the available-for-sale investment portfolio, as well as the Company's financial condition and results of operations in general and the market value for Company Common Stock. Acts of nature, including fires, earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company's financial condition.

The Company is subject to certain operations risks, including, but not limited to, data processing system failures and errors and customer or employee fraud. The Company maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Company's internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Company's business, financial condition or results of operations.

The terrorist actions on September 11, 2001, and thereafter, plus military actions taken by the United States in Afghanistan, Iraq and elsewhere, have had significant adverse effects upon the United States economy. Whether terrorist activities in the future and the actions taken by the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company, and the extent of such impact, is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the company's market areas. Such continued economic deterioration could adversely affect the company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the company, increasing nonperforming loans and the amounts reserved for loan losses, and causing a decline in the Company's stock price.

Recent Accounting Pronouncements

On January 1, 2002, the Company adopted SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 addresses the financial accounting and reporting for business combinations and requires the use of a single method to account for business combinations--the purchase method of accounting--for all business combinations initiated after June 30, 2001. The Company accounted for its acquisition of SRB in 2000 under the pooling-of-interests method of accounting for business combinations but will not be allowed to account for future acquisitions under such method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet one of two criteria, the contractual-legal criterion or the separability criterion. Pursuant to SFAS No. 142, goodwill and other intangible assets that have indefinite useful lives will be evaluated periodically for impairment rather than amortized. Because the Company has not previously accounted for an acquisition under the purchase method of accounting, the adoption of these accounting standards did not have a material effect on the Company's consolidated financial position or its operations or its cash flows.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions.* This Statement, which addresses financial accounting and reporting matters for the acquisition of all or part of a financial institution, applies to all such transactions except those between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions,* and related interpretations. This Statement requires a financial institution to apply SFAS No. 144 and evaluate long-term customer relationship intangible assets (core deposit intangibles) for impairment. Under SFAS No. 72, a financial institution may have recorded an unidentifiable intangible asset arising from a business combination. If certain criteria in SFAS No. 147 are met, the amount of the unidentifiable intangible asset will be reclassified to goodwill upon adoption of this Statement and any amortization amounts that were incurred after the adoption of SFAS No. 142 must be reversed. Reclassified goodwill would then be measured for impairment under the provisions of SFAS No. 142. Provisions of this Statement are applicable on or after October 1, 2002. The acquisition of certain branches by SRB prior to its acquisition by the Company had been accounted for under the standards of SFAS No. 72. The Company will continue to amortize its core deposit intangible that arose from the branch acquisition. In management's opinion, the adoption of this Statement did not have a material effect on the Company's consolidated financial position or results of its operations and its cash flows.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123*. This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reporting containing financial statements for interim periods beginning after December 15, 2002. Because the Company accounts for the compensation cost associated with its stock option plan under the intrinsic value method, the alternative methods of transition will not apply to the Company. The additional disclosure requirements of the statement are included in these financial statements. In management's opinion, the adoption of this Statement did not have a material impact on the Company's consolidated financial position or results of its operations or its cash flows.

ITEM 2. DESCRIPTION OF PROPERTIES

The Company's principal executive and administrative office is located in a leased building at 300 Park Marina Circle, Redding, Shasta County, California.

The following table sets forth information about the Company's premises:

Description	Office Type	Owned/Leased
North Valley Bank:		
Redding	Branch	Owned
Westwood	Branch	Leased
Shasta Lake	Branch	Owned
Country Club	Branch	Owned
Weaverville	Branch	Owned
Hayfork	Branch	Owned
Buenaventura	Supermarket Branch	Leased
Anderson	Branch	Owned
Enterprise	Branch	Owned
Cottonwood	Supermarket Branch	Leased
Palo Cedro	Branch	Leased
Churn Creek	Branch	Owned
Redding Warehouse	Storage Facility	Leased
Park Marina Circle	Administrative/Limited Use Branch	Leased
Park Marina	Limited Used Branch	Leased
BPI	Data Processing/Administrative	Owned
Six Rivers Bank:		
Eureka Mall	Branch	Leased
McKinleyville	Branch	Leased
Crescent City	Branch	Owned
Eureka Downtown	Branch	Owned
Ferndale	Branch	Owned
Garberville	Branch	Leased
Willits	Branch	Owned

In November 2000, SRB was required to divest of its Weaverville branch office as a condition of regulatory approval of the plan of reorganization between the Company and SRB. All of the deposits and certain loans were sold in the transaction and the property is now being leased to another financial institution, which currently operates the property as a branch office.

From time to time, the Company through NVB and SRB acquires real property through foreclosure of defaulted loans. The policy of the Company is not to use or permanently retain any such properties but to resell them when practicable.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings pending against the Company or against any of its property. The Company, because of the nature of its business, is generally subject to various legal actions, threatened or filed, which involve ordinary, routine litigation incidental to its business. Some of the pending cases seek punitive damages in addition to other relief. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based on the advice of counsel, does not expect that the final outcome of threatened or filed suits will have a materially adverse effect on its consolidated financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year covered by this Form 10-K.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The North Valley Bancorp common stock is listed and trades on the Nasdaq National Market under the symbol "NOVB". The shares were first listed with the Nasdaq Stock Market in April 1998.

The following table summarizes the Common Stock high and low trading prices traded during the two year period ended December 31, 2002 as reported on the Nasdaq Stock Market and the cash dividends declared on the common stock during the same period. All per share data has not been retroactively restated to give effect for the three-for-two stock split approved by the Board of Directors on March 11, 2003 and payable in the form of a stock dividend to shareholders of record on April 15, 2003.

	Price of Common Stock		Cash Dividends Declared
Quarter Ended:	High	Low	
March 31, 2001	$ 13.75	$ 12.13	$ 0.10
June 30, 2001	14.95	12.00	0.10
September 30, 2001	14.50	12.50	0.10
December 31, 2001	13.97	13.05	0.10
March 31, 2002	$ 16.60	$ 13.53	$ 0.12
June 30, 2002	17.27	15.81	0.12
September 30, 2002	17.00	15.05	0.12
December 31, 2002	18.11	15.55	0.14

The Company had approximately 988 shareholders of record as of March 18, 2003.

The Company's primary source of funds for payment of dividends to its shareholders is the receipt of dividends from NVB and SRB. The payment of dividends by a California State chartered bank is subject to various legal and regulatory restrictions. See "Supervision and Regulation" in Item 1, Description of Business, for information related to shareholder and dividend matters including information regarding certain limitations on payment of dividends.

ITEM 6. SELECTED FINANCIAL DATA

North Valley Bancorp & Subsidiaries
(dollars in thousands except per share data)

FOR THE YEAR ENDED DECEMBER 31	2002	2001	2000	1999	1998
Net interest income	$ 29,110	$ 24,336	$ 23,731	$ 22,250	$ 20,732
Net income	$ 8,064	$ 6,666	$ 3,088	$ 5,744	$ 2,960
Performance ratios:					
Return on average assets	1.30%	1.18%	0.58%	1.13%	0.62%
Return on average equity	17.31%	13.11%	5.82%	11.35%	6.00%
Capital Ratios:					
Risk based capital:					
Tier 1 (4% Minimum Ratio)	11.33%	11.57%	13.05%	13.37%	12.77%
Total (8% Minimum Ratio)	12.58%	12.82%	14.30%	14.44%	13.82%
Leverage Ratio	8.59%	8.37%	9.73%	9.27%	8.77%
BALANCE SHEET DATA AT DECEMBER 31					
Assets	$ 655,770	$ 594,973	$ 540,221	$ 521,073	$ 499,598
Investment securities and federal funds sold	$ 133,330	$ 132,881	$ 105,235	$ 133,280	$ 152,873
Net loans (including loans held for sale)	$ 437,843	$ 391,022	$ 364,659	$ 325,824	$ 301,585
Deposits	$ 555,053	$ 514,278	$ 460,291	$ 452,697	$ 442,813
Stockholders' equity	$ 50,029	$ 43,678	$ 54,857	$ 51,841	$ 48,700
COMMON SHARE DATA					
Net income (1)					
Basic	$ 1.72	$ 1.25	$ .53	$ 1.00	$ .52
Diluted	$ 1.67	$ 1.23	$ .53	$ .99	$ .51
Book value (2)	$ 10.80	$ 9.39	$ 9.45	$ 8.97	$ 8.49
Dividend payout ratio	28.96%	31.50%	54.86%	25.81%	46.72%
Shares Outstanding	4,634,094	4,651,056	5,805,416	5,780,997	5,736,519
SUMMARY OF OPERATIONS					
Total interest income	$ 38,902	$ 39,811	$ 39,966	$ 36,279	$ 35,383
Total interest expense	9,792	15,475	16,235	14,029	14,651
Net interest income	29,110	24,336	23,731	22,250	20,732
Provision for loan and lease losses	1,795	1,370	1,670	1,262	5,334
Net interest income after provision for loan and lease losses	27,315	22,966	22,061	20,988	15,398
Total non-interest income	9,313	8,852	6,872	5,368	5,690
Total non-interest expense	24,728	22,090	24,236	18,281	17,300
Income before provision for income taxes	11,900	9,728	4,697	8,075	3,788
Provision for income taxes	3,836	3,062	1,609	2,331	828
Net Income	$ 8,064	$ 6,666	$ 3,088	$ 5,744	$ 2,960

(1) Net income per share amounts have been adjusted to give effect to a two for one stock split on October 15, 1998.

(2) Represents stockholders' equity divided by the number of shares of common stock outstanding at the end of the period indicated.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this Form 10-K (excluding statements of fact or historical financial information) involve forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: competitive pressure in Banking industry increases significantly; changes in the interest rate environment reduce margins; general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality and an increase in the provision for possible loan losses; changes in the regulatory environment; changes in business conditions, particularly in the Northern California region; volatility of rate sensitive deposits; operational risks including data processing system failures or fraud; asset/liability matching risks and liquidity risks; the California power crises; the U.S. "war on terrorism" and military action by the U.S. in the Middle East, and changes in the securities markets.

Critical Accounting Policies

General

North Valley Bancorp's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial information contained within our financial statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accountings Standards (SFAS) No. 5 "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued on impaired loans (as defined) based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has three basic components: the formula allowance, the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses an historical loss view as an indicator of future losses and as a result could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, expected cash flows and fair market value of collateral are used to estimate those losses. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowances. For further information regarding our allowance for loan losses, see page 31.

Overview

North Valley Bancorp (the "Company") is a multi-bank holding company for North Valley Bank ("NVB"), and Six Rivers Bank ("SRB") both state-chartered banks. NVB operates out of its main office located at 300 Park Marina Circle, Redding, CA 96001, with fourteen branches, which include two supermarket branches in Shasta and Trinity Counties in

Northern California. SRB operates seven branches located in Del Norte, Mendocino and Humboldt Counties. The Company operates as three business segments; North Valley Bank, Six Rivers Bank and Other. Management analyzes the operations of NVB, SRB and Other separately. Other consists of Bancorp and BPI, both of which provide services to NVB and SRB. Management allocates the costs of Bancorp and BPI to NVB and SRB based primarily on usage through a variety of statistical data. NVB and SRB are separately chartered institutions each with its own Board of Directors and regulated independently of each other. The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of its revenues.

Earnings Summary

For the year ended December 31, (in thousands except per share amounts)	2002	2001	2000
Net interest income	$ 29,110	$ 24,336	$ 23,731
Provision for loan and lease losses	(1,795)	(1,370)	(1,670)
Non-interest income	9,313	8,852	6,872
Non-interest expense	(24,728)	(22,090)	(24,236)
Provision for income taxes	(3,836)	(3,062)	(1,609)
Net income	$ 8,064	$ 6,666	$ 3,088
Earnings Per Share			
Basic	$ 1.72	$ 1.25	$ 0.53
Diluted	$ 1.67	$ 1.23	$ 0.53
Return on Average Assets	1.30%	1.18%	0.58%
Return on Average Equity	17.31%	13.11%	5.82%

For the year ended December 31, 2002, the Company recorded net income of $8,064,000 as compared to $6,666,000 for the same period in 2001 and $3,088,000 in 2000. On a per share basis, diluted earnings per share was $1.67 or the year ended December 31, 2002 compared to $1.23 the same period in 2001 and $0.53 for the same period in 2000.

The increase in net income for the year ended December 31, 2002 over 2001 was primarily due to an increase in net interest income of $4,774,000. This was due to lower interest rates as interest expense fell from $15,475,000 in 2001 to $9,792,000 in 2002, a decrease of $5,683,000 or 36.7%. The increase in net interest income was partially offset by and increase in non –interest expense which increased from $22,090,000 in 2001 to $24,728,000 in 2002.

For the year ended December 31, 2002, the Company paid or declared quarterly dividends totaling $2,335,000 to stockholders of the Company. The Company's return on average total assets and average stockholders' equity were 1.30% and 17.31% for the period ended December 31, 2002, compared with 1.18% and 13.11% for the same period in 2001 and .58% and 5.82% for the same period in 2000.

Segment Information

The Company operates as three business segments: North Valley Bank, Six Rivers Bank and Other. Management analyzes the operations of NVB, SRB and Other separately. Other consists of Bancorp and BPI, both of which provide services to NVB and SRB. Other also includes all eliminating entries for inter-company revenue and expense items required for consolidation. For the year ended December 31, 2002, total revenues increased at both NVB and SRB but decreased in the Other segment. This was due to overall loan and deposit growth as well as growth in non-interest income. Most notably, total revenues at NVB grew by $5,587,000 or 24.8%. This was due primarily to an increase in net interest income of $4,728,000 as well as gains on sales of both loans and securities of $570,000 which occurred in 2002. Net income at NVB increased from $5,878,000 in 2001 to $7,295,000 in 2002, and increase of $1,417,000 or 24.1%. Total assets increased at NVB by $49,532,000 or 12.4% from 2001 to 2002.

Total revenues at SRB increased slightly from $10,473,000 in 2001 to $10,928,000 in 2002, a 4.3% increase. Net income remained relatively flat from 2001 to 2002, increasing 4.8%. All other areas of non-interest income for SRB grew in a similar fashion to the Company's results. The growth in revenues at SRB was primarily due to net interest income which increased by $633,000 or 7.9%. Total assets at SRB increased from $199,166,000 at December 31, 2001 to $221,920,000 in 2002. Total deposits at SRB increased from $165,666,000 at December 31, 2001 to $169,785,000 at December 31, 2002. Total loans at SRB grew from $127,935,000 at December 31, 2001 to $142,035,000 at December 31, 2002. Total revenues in Other decreased from $218,000 in 2001 to a loss of $589,000 primarily due to the interest expense associated with the Company's Trust Preferred Securities.

Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, follows:

	NVB	SRB	Other	Total
Year ended December 31, 2002:				
Total revenues	$ 28,084	$ 10,928	$ (589)	$ 38,423
Net income (loss)	$ 7,295	$ 1,496	$ (727)	$ 8,064
Interest income	$ 26,897	$ 12,003	$ 2	$ 38,902
Interest expense	$ 5,456	$ 3,319	$ 1,017	$ 9,792
Depreciation and amortization	$ 1,020	$ 1,062	$ 85	$ 2,167
Provision for loan and lease losses	$ 1,575	$ 220	$	$ 1,795
Total assets	$ 443,642	$ 221,920	$ 208	$ 655,770
Year ended December 31, 2001:				
Total revenues	$ 22,497	$ 10,473	$ 218	$ 33,188
Net income (loss)	$ 5,878	$ 1,427	$ (639)	$ 6,666
Interest income	$ 26,369	$ 13,403	$ 39	$ 39,811
Interest expense	$ 9,656	$ 5,352	$ 467	$ 15,475
Depreciation and amortization	$ 765	$ 813	$ 20	$ 1,598
Provision for loan and lease losses	$ 1,010	$ 360	$	$ 1,370
Total assets	$ 394,110	$ 199,166	$ 1,697	$ 594,973
Year ended December 31, 2000:				
Total revenues	$ 21,444	$ 9,258	$ (99)	$ 30,603
Net income (loss)	$ 5,850	$ (1,630)	$ (1,132)	$ 3,088
Interest income	$ 24,546	$ 15,392	$ 28	$ 39,966
Interest expense	$ 9,457	$ 6,778	$	$ 16,235
Depreciation and amortization	$ 638	$ 1,967	$	$ 2,605
Provision for loan and lease losses	$ 900	$ 770	$	$ 1,670
Total assets	$ 339,144	$ 200,281	$ 796	$ 540,221

Net Interest Income

Net interest income is the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and is the primary revenue source for the Company. For the year ended December 31, 2002, net interest income was $29,110,000 compared to $24,336,000 for 2001 and $23,731,000 for 2000. The increase in net interest income in 2002 of $4,774,000 was primarily due to a decrease in interest expense of $5,683,000 outpacing the decrease in interest income of $909,000. The dramatically lower interest rate environment had a much larger impact on the Company's cost of funds than the impact on yields on earning assets during 2002. Average interest-earning assets increased by $46,082,000 from 2001 to 2002 but the average yield on those assets, on a tax equivalent basis, decreased from 8.10% in 2001 to 7.15% in 2002 resulting in a decrease in interest income of $909,000. Average interest-bearing liabilities also increased, from $421,670,000 in 2001 to $466,062,000 in 2002. This increase in interest-bearing liabilities added to interest expense but was more than offset by the reduction in the average rate paid on interest-bearing liabilities which decreased from 3.67% in 2001 to 2.10% in 2002 resulting in the overall reduction in interest expense of $5,683,000. The increase in net interest income from 2000 to 2001 of $605,000 was primarily due to a decrease in interest income of $155,000 coupled with a larger decrease in interest expense of $760,000 due to all of the same reasons outlined in the discussion about 2002, but to a lesser extent.

The net interest margin ("NIM") is calculated by dividing net interest income by average interest-earning assets and is calculated using a fully taxable equivalent basis. The NIM for the year ended December 31, 2002 was 5.39% as compared to 5.02% for the same period in 2001 and 5.13% in 2000. The increase in the NIM in 2002 was a result of a decrease in average yields on interest-earning assets of .94% coupled with a decrease in the average rate paid on interest bearing liabilities of 1.57%.

Noninterest Income

Total noninterest income increased $461,000 to $9,313,000 for the year ended December 31, 2002 from $8,852,000 for the same period in 2001 and $6,872,000 in 2000. This increase in 2002 is primarily the result of an increase in service charges on deposit accounts of $403,000, gains on sales of loans of $456,000 in 2002, gains on sales and calls of securities of $221,000 in 2002 and an increase of $265,000 in earnings on cash surrender value of life insurance policies, partially offset by other fees and charges which decreased by $366,000 and other income which decreased by $495,000. Service charges increased due to growth in demand deposits and savings accounts. Other fees and charges decreased due to the termination of data processing services provided by BPI to two other local financial institutions. Gains on sales of loans of $456,000 during 2002 were due to sales of conforming 15- and 30-year fixed rate mortgages. During the third quarter of 2002, the Company began to sell new production conforming first trust deed mortgage loans into the secondary market and retaining the servicing on these loans. This is part of a strategy to maintain a consistent, beneficial mix within the loan portfolio while also maintaining a relatively shorter duration within the loan portfolio due to the current low interest rate environment. While this strategy may serve to slightly reduce the overall yield on earning assets, the benefit is that when rates do start to move back up, the Company will be in a better position to respond to rate changes and maintain a consistent net interest margin.

Other income decreased from $1,255,000 in 2001 to $760,000 in 2002. Included in other income for 2001 is a $447,000 gain on sale of SRB's Weaverville, California branch. This branch divestiture was a requirement by regulators to effect the merger with SRB in 2000.

Noninterest Expense

The following table is a summary of the Company's noninterest expense for the periods indicated: (in thousands)

	2002	2001	2000
Salaries and employee benefits	$ 12,480	$ 11,394	$ 10,205
Equipment expense	1,554	1,483	1,748
Occupancy expense	1,873	1,274	1,423
Professional services	886	786	1,101
ATM and online banking expense	906	626	684
Printing and supplies	640	570	472
Postage	535	491	414
Messenger expense	403	338	316
Data processing expenses	192	292	294
Merger and integration expense		358	3,169
Other	5,259	4,478	4,410
Total non-interest expenses	$ 24,728	$ 22,090	$ 24,236

Total non-interest expense increased $2,638,000 to $24,728,000 for the year ended December 31, 2002, from $22,090,000 for the same period in 2001 and 24,236,000 in 2000. The increase in 2002 was primarily a result of a $1,086,000 increase in salaries and benefits, an increase in occupancy expense associated with the new administrative facility in Redding and NVB's new Churn Creek Branch. ATM and on-line banking expense increased in 2002 due to increased transaction activity. Other expense increased due to an increase in amortization of intangibles at SRB of $282,000 and increased levels of operational and overdraft losses at NVB and SRB primarily associated with the Company's free checking account program.

In 2001, total non-interest expense decreased $2,146,000 to $22,090,000 from $24,236,000 in 2000. The decrease in 2001 was primarily a result of the $2,811,000 decrease in merger-related charges from $3,169,000 in 2000 to $358,000 in 2001. This decrease was offset by an increase in salaries and employee benefits expense in 2001 of $1,189,000 compared to 2000 due to an increase in staffing levels, an increase in salary continuation plan expense and $141,000 in severance costs. Equipment expense decreased in 2001 from 2000 due to expenses incurred in 2000 related to the write off of certain redundant equipment from the merger with SRB.

Income Taxes

The provision for income taxes for the year ended December 31, 2002 was $3,836,000 as compared to $3,062,000 for the same period in 2001 and $1,609,000 for 2000. The effective income tax rate for state and federal income taxes was 32.2%, for the year ended December 31, 2002 compared to 31.5% for the same period in 2001 and 34.3% for the same period in 2000. The difference in the effective tax rate compared to the statutory tax rate (42.05%) is primarily the result of the Company's investment in municipal securities and the earnings from cash surrender value of life insurance policies. Interest earned on municipal securities and earnings on life insurance policies are both exempt from federal income tax and therefore lower the Company's effective tax rate. The decrease in the effective tax rate for 2001 was due to the merger-related charges incurred in 2000, most of which are not tax-deductible.

Impaired, Non-accrual, Past Due and Restructured Loans and Leases, and Other Non-performing Assets

The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

At December 31, 2002 and 2001, the recorded investment in loans and leases for which impairment has been recognized was approximately $1,452,000 and $867,000. Of the 2002 balance, approximately $730,000 has a related valuation allowance of $365,000. Of the 2001 balance, approximately $408,000 has a related valuation allowance of $218,000. For the years ended December 31, 2002, 2001 and 2000, the average recorded investment in loans and leases for which impairment has been recognized was approximately $948,000, $613,000 and $1,376,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $63,000, $76,000 and $124,000 for cash payments received in 2002, 2001 and 2000.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal (except that when management believes a loan is well secured and in the process of collection, interest accruals are continued on loans deemed by management to be fully collectible). When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Non-performing assets at December 31 are summarized as follows (in thousands):

	2002	2001	2000	1999	1998
Non-accrual loans and leases	$ 1,452	$ 867	$ 780	$ 2,145	$ 5,203
Loans 90 days past due but still accruing interest	864	848	561	223	368
Restructured loans				601	242
Other real estate owned	55	287	341	699	929
Total non-performing assets	$ 2,371	$ 2,002	$ 1,682	$ 3,668	$ 6,742

If interest on non-accrual loans and leases had been accrued, such income would have approximated $81,000 in 2002, $69,000 in 2001 and $139,000 in 2000. Interest income of $63,000 in 2002, $76,000 in 2001 and $124,000 in 2000 was recorded when it was received on the nonaccrual loans and leases.

Based on its review of impaired, past due and non-accrual loans and other information known to management at the date of this report, in addition to the non-performing loans included in the above table, management has not identified loans and leases about which it has serious doubts regarding the borrowers' ability to comply with present loan repayment terms, such that said loans might subsequently be classified as non-performing.

At December 31, 2002, there were no commitments to lend additional funds to borrowers whose loans were classified as non-accrual.

Allowance for Loan and Lease Losses

The following table summarizes the Company's loan and lease loss experience for the years ended December 31 (dollars in thousands):

	2002	2001	2000	1999	1998
Average loans and leases outstanding	$ 424,272	$ 378,190	$ 342,831	$ 313,169	$ 278,037
Allowance for loan and lease losses at beginning of period	5,786	4,964	4,606	4,704	2,861
Loans and leases charged off:					
Commercial, financial and agricultural	271	213	1,276	1,105	2,904
Real Estate – construction					3
Real Estate – mortgage	7	27	53	105	35
Installment	924	610	269	788	735
Other	22	72	79	67	33
Total loans and leases charged off	1,224	922	1,677	2,065	3,710
Recoveries of loans and leases previously charged off:					
Commercial, financial and agricultural	209	194	262	244	59
Real Estate – construction					
Real Estate – mortgage	1	1		32	12
Installment	156	169	89	422	144
Other		10	14	7	4
Total recoveries of loans and leases previously charged off	366	374	365	705	219
Net loans and leases charged off	858	548	1,312	1,360	3,491
Provisions for loan and lease losses	1,795	1,370	1,670	1,262	5,334
Balance of allowance for loan and lease losses at end of period	$ 6,723	$ 5,786	$ 4,964	$ 4,606	$ 4,704
Ratio of net charge-offs to average loans and leases outstanding	0.20%	0.15%	0.38%	0.43%	1.26%
Allowance for loan and lease losses to total loans and leases	1.52%	1.46%	1.34%	1.39%	1.54%

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio, including unused commitments to provide financing. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable, which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgements different from those of management.

The allowance for loan and lease losses is comprised of three primary types of allowances:

1. Formula Allowance

Formula allowances are based upon loan loss factors that reflect management's estimate of the inherent loss in various segments of or pools within the loan and lease portfolio. The loss factor is multiplied by the portfolio segment (e.g. multifamily permanent mortgages) balance (or credit commitment, as applicable) to derive the formula allowance amount. The loss factors are updated periodically by the Company to reflect current information that has an effect on the amount of loss inherent in each segment.

2. Specific Allowance

Specific allowances are established in cases where management had identified significant conditions or circumstances related to an individually impaired credit. In other words, these allowances are specific to the loss inherent in a particular loan. The amount for a specific allowance is calculated in accordance with SFAS No. 114, *"Accounting By Creditors For Impairment Of A Loan"*.

3. Unallocated Allowance

The Company maintains an unallocated loan and lease loss allowance that is based upon management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or historical performance of loan and lease portfolio segments. The conditions evaluated in connection with the unallocated allowance at December 31, 2002 included the following, which existed at the balance sheet date:

General Factors:

- General business and economic conditions affecting the Company's key lending areas
- Real estate values in California
- Loan volumes and concentrations
- Seasoning of the loan portfolio
- Status of the current business cycle
- Specific industry or market conditions within portfolio segments

At December 31, 2002, the allowance for loan losses was comprised of $5,625,000 in formula allowance and $1,098,000 in unallocated allowance. The $5,625,000 in formula allowance reflects management's estimate of the inherent loss in various pools or segments in the portfolio, and includes adjustments for general economic conditions, trends in the portfolio, changes in the mix of the portfolio and the level of formula allowance is consistent from 2001 to 2002.

The $1,098,000 in unallocated allowance at December 31, 2002, reflects a decrease from $1,216,000 at December 31, 2001 due to the Company's consideration of the following factors, as well as more general factors including the slowing economy, increased layoffs and unemployment, and consumer and business reactions to the events of September 11, 2001 and beyond:

- The recent potential adverse effects of a decline in tourism impacting the hospitality that is a significant component of the economies within our service area;
- Slight increases in local unemployment and personal bankruptcies which may have an impact on our retail consumer portfolio;
- Continued changes in the mix of our loan portfolio toward increased emphasis on commercial business and real estate lending.

Management anticipates that as the Company continues to implement its strategic plan the Company will:

- generate further growth in loans receivable held for investment
- emphasize the origination and purchase of income property real estate loans
- continue expansion of commercial business lending

As a result, future provisions will be required and the ratio of the allowance for loan losses to loans outstanding may change. Experience across the financial services industry indicates that commercial business and income property loans may present greater risks than residential real estate loans, and therefore should be accompanied by suitably higher levels of reserves.

The following table shows the allocation of the Company's Allowance and the percent of loans in each category to the total allowance at December 31 (dollars in thousands).

	2002		2001		2000	
	Allowance for Losses	% of Loans	Allowance for Losses	% of Loans	Allowance for Losses	% of Loans
Loan Categories:						
Commercial, financial						
Agricultural	$ 3,070	45.2%	$ 2,141	37.4%	$ 2,953	38.9%
Real Estate-construction	325	5.7%	165	2.5%	93	1.3%
Real Estate-mortgage	390	23.5%	238	27.7%	258	27.3%
Installment	1,608	19.7%	1,922	28.7%	1,181	28.5%
Other	232	5.9%	104	3.7%	54	4.0%
Unallocated	1,098	-%	1,216	-%	425	-%
Total	$ 6,723	100.0%	$ 5,786	100.0%	$ 4,964	100.0%

Liquidity and Interest Rate Sensitivity

The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors and borrowers. Collection of principal and interest on loans, the pay-downs and maturities of investment securities, deposits with other banks, customer deposits and short term borrowing, when needed, are primary sources of funds that contribute to liquidity. Unused lines of credit from correspondent banks to provide federal funds for $13,500,000 as of December 31, 2002 were available to provide liquidity. The Company has a revolving unsecured line of credit for $3,000,000 with a correspondent bank as of December 31, 2002. In addition, NVB and SRB are both members of the Federal Home Loan Bank ("FHLB") System providing an additional line of credit of $64,601,000 secured by first deeds of trust on eligible 1-4 unit residential loans and qualifying investment securities. The Company also had a line of credit with Federal Reserve Bank ("FRB") of $13,187,000 secured by first deeds of trust on eligible commercial real estate loans. As of December 31, 2002, borrowings of $32,799,000 were outstanding with the FHLB, $89,000 with the FRB and $10,000,000 was outstanding in the form of Company obligated mandatorily redeemable cumulative trust preferred securities.

The Company manages both assets and liabilities by monitoring asset and liability mixes, volumes, maturities, yields and rates in order to preserve liquidity and earnings stability. Total liquid assets (cash and due from banks, federal funds sold, and investment securities) totaled $167,747,000 and $161,745,000 (or 25.6% and 27.1% of total assets) at December 31, 2002 and December 31, 2002, respectively. Total liquid assets for December 31, 2002 and December 31, 2001 include investment securities of $1,455,000 classified as held to maturity based on the Company's intent and ability to hold such securities to maturity.

Core deposits, defined as demand deposits, interest-bearing demand deposits, regular savings, money market deposit accounts and time deposits of less than $100,000, continue to provide a relatively stable and low cost source of funds. Core deposits totaled $506,162,000 and $460,054,000 at December 31, 2002 and December 31, 2001, respectively.

In assessing liquidity, historical information such as seasonal loan demand, local economic cycles and the economy in general are considered along with current ratios, management goals and unique characteristics of the Company. Management believes the Company is in compliance with its policies relating to liquidity.

Interest Rate Sensitivity

The Company constantly monitors earning asset and deposit levels, developments and trends in interest rates, liquidity, capital adequacy and marketplace opportunities. Management responds to all of these to protect and possibly enhance net interest income while managing risks within acceptable levels as set forth in the Company's policies. In addition, alternative business plans and contemplated transactions are also analyzed for their impact. This process, known as asset/liability management is carried out by changing the maturities and relative proportions of the various types of loans, investments, deposits and other borrowings in the ways prescribed above.

The tool used to manage and analyze the interest rate sensitivity of a financial institution is known as a simulation model and is performed with specialized software built for this specific purpose for financial institutions. This model allows management to analyze three specific types of risks; market risk, mismatch risk, and basis risk.

Market Risk

Market risk results from the fact that the market values of assets or liabilities on which the interest rate is fixed will increase or decrease with changes in market interest rates. If the Company invests in a fixed-rate, long-term security and then interest rates rise, the security is worth less than a comparable security just issued because the older security pays less interest than the newly issued security. If the security had to be sold before maturity, then the Company would incur a loss on the sale. Conversely, if interest rates fall after a fixed-rate security is purchased, its value increases, because it is paying at a higher rate than newly issued securities. The fixed-rate liabilities of the Company, like certificates of deposit and fixed-rate borrowings, also change in value with changes in interest rates. As rates drop, they become more valuable to the depositor and hence more costly to the Company. As rates rise, they become more valuable to the Company. Therefore, while the value changes when rates move in either direction, the adverse impacts of market risk to the Company's fixed-rate assets are due to rising rates and for the Company's fixed-rate liabilities, they are due to falling rates. In general, the change in market value due to changes in interest rates is greater in financial instruments that have longer remaining maturities. Therefore, the exposure to market risk of assets is lessened by managing the amount of fixed-rate assets and by keeping maturities relatively short. These steps, however, must be balanced against the need for adequate interest income because variable-rate and shorter-term assets generally yield less interest than longer-term or fixed-rate assets.

Mismatch Risk

The second interest-related risk, mismatched risk, arises from the fact that when interest rates change, the changes do not occur equally in the rates of interest earned and paid because of differences in the contractual terms of the assets and liabilities held. A difference in the contractual terms, a mismatch, can cause adverse impacts on net interest income.

The Company has a certain portion of its loan portfolio tied to the national prime rate. If these rates are lowered because of general market conditions, e.g., the prime rate decreases in response to a rate decrease by the Federal Reserve Open Market Committee ("FOMC"), these loans will be repriced. If the Company were at the same time to have a large proportion of its deposits in long-term fixed-rate certificates, interest earned on loans would decline while interest paid on the certificates would remain at higher levels for a period of time until they mature. Therefore, net interest income would decrease immediately. A decrease in net interest income could also occur with rising interest rates if the Company had a large portfolio of fixed-rate loans and securities that was funded by deposit accounts on which the rate is steadily rising.

This exposure to mismatch risk is managed by attempting to match the maturities and repricing opportunities of assets and liabilities. This may be done by varying the terms and conditions of the products that are offered to depositors and borrowers. For example, if many depositors want shorter-term certificates while most borrowers are requesting longer-term fixed-rate loans, the Company will adjust the interest rates on the certificates and loans to try to match up demand for similar maturities. The Company can then partially fill in mismatches by purchasing securities or borrowing funds from the FHLB with the appropriate maturity or repricing characteristics.

Basis Risk

The third interest-related risk, basis risk, arises from the fact that interest rates rarely change in a parallel or equal manner. The interest rates associated with the various assets and liabilities differ in how often they change, the extent to which they change, and whether they change sooner or later than other interest rates. For example, while the repricing of a specific asset and a specific liability may occur at roughly the same time, the interest rate on the liability may rise one percent in response to rising market rates while the asset increases only one-half percent. While the Company would appear to be evenly matched with respect to mismatch risk, it would suffer a decrease in net interest income. This exposure to basis risk is the type of interest risk least able to be managed, but is also the least dramatic. Avoiding concentration in only a few types of assets or liabilities is the best means of increasing the chance that the average interest received and paid will move in tandem. The wider diversification means that many different rates, each with their own volatility characteristics, will come into play.

Net Interest Income and Net Economic Value Simulations

To quantify the extent of all of these risks both in its current position and in transactions it might make in the future, the Company uses computer modeling to simulate the impact of different interest rate scenarios on net interest income and on net economic value. Net economic value or the market value of portfolio equity is defined as the difference between the market value of financial assets and liabilities. These hypothetical scenarios include both sudden and gradual interest rate changes, and interest rate changes in both directions. This modeling is the primary means the Company uses for interest rate risk management decisions.

The hypothetical impact of sudden interest rate shocks applied to the Company's asset and liability balances are modeled quarterly. The results of this modeling indicate how much of the Company's net interest income and net economic value are "at risk" (deviation from the base level) from various sudden rate changes. Although interest rates normally would not change in this sudden manner, this exercise is valuable in identifying risk exposures. The results for the Company's November 30, 2002 balances indicates unusual results for changes in net interest income over a one-year period given the same interest rate shocks. These results indicate that net interest income will be lower over the next twelve-month period whether or not interest rates rise or fall. Conversely, the change in net economic value is positive in either rate scenario. This is due to the fact that because interest rates are so low, rates on certain administered-rate deposit products cannot decrease by 2.0% and in some cases, cannot even decrease by 0.75%. If rates cannot be lowered by 2.0% in a simulation environment on a substantial portion of deposit liabilities, interest expense will not decrease as fast as interest income, thus causing net interest income to decrease. Although these results indicate a decrease in net interest income in either scenario, this decrease, at approximately 1% of net interest income, is not material and indicates that the Company is well-positioned to withstand any future changes in interest rates.

	Shocked by -2%	Shocked by +2%
Net interest income	-1.1%	-0.9%
Net economic value	20.0%	1.5%

For the modeling, the Company has made certain assumptions about the duration of its non-maturity deposits that are important to determining net economic value at risk. The Company has compared its assumptions with those used by other financial institutions.

Financial Condition as of December 31, 2002 as Compared to December 31, 2001

Total assets at December 31, 2002, were $655,770,000 compared to December 31, 2001 assets of $594,973,000. Increases in average total deposits of $38,987,000 and average borrowings of $22,746,000 were used to fund a $46,082,000 increase in average total loans and an increase in average investment securities and federal funds sold of $6,714,000.

Investment securities and federal funds sold remained relatively flat from 2001 to 2002 and totaled $133,330,000 at December 31, 2002, compared to $132,881,000 at December 31, 2001.

During 2002, net loans increased 12.0% to $437,843,000 from $391,022,000 at December 31, 2001. Loans are the Company's largest component of earning assets. The Company's average loan to deposit ratio increased slightly to 80.6% in 2002 compared to 77.2% in 2001. The increase was attributed to the allocation of more resources solely focused on loan origination and the establishment of more automated underwriting processes.

During 2002, total deposits increased 7.9% to $555,053,000 compared to $514,278,000 at December 31, 2001. Non-interest bearing demand, interest-bearing demand and savings deposits increased $64,202,000 or 20.1% while certificates of deposits decreased $23,427,000 or 12.0%. The increase in demand deposits was due to a significant number of new accounts opened during 2002, which is attributed to the continued success of our "high performance checking program".

The Company maintains capital to support future growth and dividend payouts while trying to effectively manage the capital on hand. From the depositor standpoint, a greater amount of capital on hand relative to total assets is generally viewed as positive. At the same time, from the standpoint of the shareholder, a greater amount of capital on hand may not be viewed as very positive because it limits the Company's ability to earn a high rate of return on shareholders' equity (ROE). Stockholders' equity increased to $50,029,000 as of December 31, 2002, as compared to $43,678,000 at December 31, 2001. The increase was primarily as a result of net income of $8,064,000 partially offset by the payment of cash dividends of $2,335,000 and the payment of $1,055,000 used to repurchase the Company's common stock. Under the Company's Stock Repurchase Plans, 63,102 shares were repurchased in 2002 at an average price of $16.72 and 1,188,500 shares of common stock were repurchased in 2001 for $17,115,000 at an average price of $14.40. At December 31, 2002, there were 116,500 shares remaining to repurchase under the Plans. Under current regulations, management believes that the Company meets all capital adequacy requirements (dollars in thousands).

	Capital	Ratio	Minimum For Capital Adequacy Purposes
Company:			
Tier 1 capital			
(to average assets)	$ 55,455	8.59%	4.00%
Tier 1 capital			
(to risk weighted assets)	$ 55,455	11.33%	4.00%
Total capital			
(to risk weighted assets)	$ 61,581	12.58%	8.00%

Impact of Inflation

Impact of inflation on a financial institution differs significantly from that exerted on an industrial concern, primarily because a financial institution's assets and liabilities consist largely of monetarily based items. The relatively low proportion of the Company's fixed assets (approximately 2.0% at December 31, 2002) reduces both the potential of inflated earnings resulting from understated depreciation and the potential understatement of absolute asset values.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivative financial instruments include futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics or embedded features. The Company currently has not entered into any freestanding derivative contracts and did not identify any embedded derivatives requiring bifurcation at December 31, 2002 or 2001. However, the Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and generally require collateral from the borrower. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised.

The Company's exposure to market risk is reviewed on a regular basis by management. Interest rate risk is the potential of economic losses due to future interest rate changes. Please see "Interest Rate Sensitivity" on previous pages for a more detailed description.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements required by this item are set forth following Item 15 of this Form 10-K, and are incorporated herein by reference.

The following table discloses the Company's condensed selected quarterly financial data for each of the quarters in the two-year period ended December 31, 2002. Earnings per share data has not been retroactively restated to give effect to the three-for-two split approved by the Board of Directors on March 11, 2003, to be paid in the form of a stock dividend to shareholders of record on April 15, 2003.

	For the Quarter Ended							
(in thousands)	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Interest income	$ 9,491	$ 9,895	$ 9,853	$ 9,663	$ 9,930	$ 9,814	$ 10,193	$ 9,874
Interest expense	2,774	2,488	2,259	2,271	4,175	4,019	3,840	3,441
Net interest income	6,717	7,407	7,594	7,392	5,755	5,795	6,353	6,433
Provision for loan and lease losses	420	575	380	420	220	300	420	430
Non-interest income	2,270	2,162	2,217	2,664	1,823	2,192	2,055	2,782
Non-interest expense	6,036	6,066	6,154	6,472	5,215	5,398	5,526	5,951
Income before provision for income taxes	2,531	2,928	3,277	3,164	2,143	2,289	2,462	2,834
provision for income taxes	783	1,020	1,151	882	674	688	773	927
Net income	$ 1,748	$ 1,908	$ 2,126	$ 2,282	$ 1,469	$ 1,601	$ 1,689	$ 1,907
Earnings Per Share								
Basic	$ 0.37	$ 0.41	$ 0.46	$ 0.49	$ 0.25	$ 0.28	$ 0.33	$ 0. 41
Diluted	$ 0.36	$ 0.40	$ 0.44	$ 0.47	$ 0.25	$ 0.27	$ 0.33	$ 0.40

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The firm of Deloitte & Touche LLP served the registrant, North Valley Bancorp (the Company") as independent public accountants for the 2001 fiscal year. On June 6, 2002, the Board of Directors of the Company approved the recommendation of the Audit Committee of the Board of Directors to change the Company's certifying accountant from Deloitte & Touche, LLP to Perry-Smith LLP. The Company engaged Perry-Smith LLP as the Company's independent public accountants for the fiscal year 2002, effective as of June 6, 2002.

Deloitte & Touche LLP was notified on June 6, 2002 that they were dismissed as the Company's independent public accountants effective June 6, 2002. The audit reports of Deloitte & Touche LLP on the consolidated financial statements of the Company and its subsidiaries as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's two fiscal years in the period ended December 31, 2001, and any subsequent interim period through June 6, 2002, there were no disagreements between the Company and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

During the fiscal years ending December 31, 2001 and 2000, and the interim period between December 31, 2001, and June 6, 2002, the Company did not consult with Perry-Smith LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The information concerning directors and executive officers required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2003 Annual Meeting of Shareholders of the Company to be filed with the Securities and Exchange Commission (the "Commission") entitled "Election of Directors" (not including the share information included in the beneficial ownership tables nor the footnotes thereto nor the subsections entitled "Committees of the Board of Directors", "Compensation Committee Interlocks and Insider Participation" and "Meetings of the Board of Directors") and the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2003 Annual Meeting of Shareholders of the Company to be filed with the Commission entitled "Executive Compensation" and the subsection entitled "Election of Directors - Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item is incorporated by reference from sections of the Company's Definitive Proxy Statement for the 2003 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Election of Directors - Security Ownership of Certain Beneficial Owners and Management", as to share information in the tables of beneficial ownership and footnotes thereto and "Securities Authorized for Issuance Under Equity Compensation Plan".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2003 Annual Meeting of Shareholders to be filed with the Commission, entitled "Certain Relationships and Related Transactions".

ITEM 14. CONTROLS AND PROCEDURES

Annual Evaluation of the Company's Disclosure Controls and Internal Controls. Within the 90 days prior to the date of filing of this Report on Form 10-K, the Company evaluated the effectiveness of the design and operation of its "disclosure controls and procedures" (Disclosure Controls), and its "internal controls and procedures for financial reporting" (Internal Controls). This evaluation (the Controls Evaluation) was done under the supervision and with the participation of management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Rules adopted by the SEC require that in this section of the Annual Report we present the conclusions of the CEO and the CFO about the effectiveness of our Disclosure Controls and Internal Controls based on and as of the date of the Controls Evaluation.

CEO and CFO Certifications. Appearing immediately following the Signatures section of this Annual Report there are two separate forms of "Certifications" of the CEO and the CFO. The first form of Certification is required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (the Section 302 Certification). This section of the Annual Report which you are currently reading is the information concerning the Controls Evaluation referred to in the Section 302 Certifications and this information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Disclosure Controls and Internal Controls. Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (Exchange Act), such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's (SEC) rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized; (2) our assets are safeguarded against unauthorized or improper use; and (3) our transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

Limitations on the Effectiveness of Controls. The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation. Our Internal Controls are also evaluated on an ongoing basis by our outsourced External Audit Function, by other personnel in our Finance organization and by our independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor our Disclosure Controls and our Internal Controls and to make modifications as necessary; our intent in this regard is that the Disclosure Controls and the Internal Controls will be maintained as dynamic systems that change (including with improvements and corrections) as conditions warrant. Among other matters, we sought in our evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in the Company's Internal Controls, or whether the Company had identified any acts of fraud involving personnel who have a significant role in the company's Internal Controls. This information was important both for the Controls Evaluation generally and because items 5 and 6 in the Section 302 Certifications of the CEO and CFO require that the CEO and CFO disclose that information to our Board's Audit Committee and to our independent auditors and to report on related matters in this section of the Annual Report. In the professional auditing literature, "significant deficiencies" are referred to as "reportable conditions"; these are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. A "material weakness" is defined in the auditing literature as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to deal with other controls matters in the Controls Evaluation, and in each case if a problem was identified, we considered what revision, improvement and/or correction to make in accord with our on-going procedures.

Conclusions. Based upon the Controls Evaluation, our CEO and CFO have concluded that, subject to the limitations noted above, our Disclosure Controls are effective to ensure that material information relating to the Company and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared, and that our Internal Controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of the report:
1. Financial Statements:
2. Exhibits: See Index to Exhibits at page 69.

(b) Reports on Form 8-K during the quarter ended December 31, 2002
Filed October 22, 2002 – Press release – Earnings for the quarter ended September 30, 2002.
Filed December 10, 2002 – Press release – Declaration of cash dividend of $0.14 per share

(c) Exhibits
See Index to Exhibits at page 69 of this Annual Report on Form 10-K, which is incorporated herein by reference.

(d) Financial Statement Schedules
Not applicable.

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
North Valley Bancorp and Subsidiaries

We have audited the accompanying consolidated balance sheet of North Valley Bancorp and subsidiaries (the "Company") as of December 31, 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 2001 and 2000 were audited by other auditors whose report, dated January 31, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Valley Bancorp and subsidiaries as of December 31, 2002 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Perry-Smith LLP

Sacramento, California
January 21, 2003, except Note 24 as to which the date is March 11, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
North Valley Bancorp
Redding, California

We have audited the accompanying consolidated balance sheet of North Valley Bancorp and subsidiaries as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of North Valley Bancorp and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Sacramento, California
January 31, 2002

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2002 AND 2001
(In thousands except share amounts)

ASSETS	2002	2001
Cash and cash equivalents:		
Cash and due from banks	$ 33,900	$ 26,575
Federal funds sold and repurchase agreements	21,400	19,800
Total cash and cash equivalents	55,300	46,375
Interest-bearing deposits in other financial institutions	517	2,289
Investment securities:		
Available for sale, at fair value	110,475	111,626
Held to maturity, at amortized cost	1,455	1,455
Loans and leases, net of allowance for loan and lease losses of $6,723 and $5,786 and deferred loan costs (fees) of $183 and $(210) at December 31, 2002 and 2001	437,843	391,022
Premises and equipment, net of accumulated depreciation and amortization	13,156	10,294
Other real estate owned	55	287
FHLB and FRB stock and other securities	3,258	2,213
Core deposit and other intangibles, net	2,772	3,252
Accrued interest receivable	2,589	3,184
Other assets	28,350	22,976
TOTAL ASSETS	$ 655,770	$ 594,973
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Non-interest-bearing demand deposits	$ 108,140	$ 94,719
Interest-bearing:		
Demand accounts	142,432	37,937
Savings	132,373	186,087
Time certificates	172,108	195,535
Total deposits	555,053	514,278
Other borrowed funds	32,888	20,647
Accrued interest payable and liabilities	7,800	6,370
Company obligated mandatorily redeemable cumulative trust preferred securities of subsidiary grantor trust	10,000	10,000
Total liabilities	605,741	551,295
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value: authorized 5,000,000 shares; none outstanding		
Common stock, no par value: authorized 20,000,000 shares; outstanding 4,634,094 and 4,651,056 at December 31, 2002 and 2001	25,112	24,538
Retained earnings	23,260	18,383
Accumulated other comprehensive income, net of tax	1,657	757
Total stockholders' equity	50,029	43,678
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 655,770	$ 594,973

See notes to consolidated financial statements

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In thousands except share and per share amounts)

	2002	2001	2000
INTEREST INCOME:			
Loans including fees	$ 32,575	$ 32,326	$ 30,699
Lease financing	163	345	378
Securities:			
Taxable	4,292	4,835	6,200
Exempt from federal taxes	1,526	1,631	1,834
Federal funds sold and repurchase agreements	346	674	855
Total interest income	38,902	39,811	39,966
INTEREST EXPENSE:			
Deposits	7,837	14,551	15,598
Company obligated mandatorily redeemable cumulative trust preferred securities of subsidiary grantor trust	1,028	467	
Other borrowings	927	457	637
Total interest expense	9,792	15,475	16,235
NET INTEREST INCOME	29,110	24,336	23,731
PROVISION FOR LOAN AND LEASE LOSSES	1,795	1,370	1,670
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	27,315	22,966	22,061
NON-INTEREST INCOME:			
Service charges on deposit accounts	6,030	5,627	4,493
Other fees and charges	761	1,127	1,094
Earnings on cash surrender value of life insurance policies	1,085	820	
Gain on sale of loans	456	4	45
Gain (loss) on sale or calls of securities	221	19	(731)
Gain on sale of shares of demutualized life insurance company			1,138
Other	760	1,255	833
Total noninterest income	9,313	8,852	6,872
NON-INTEREST EXPENSES:			
Salaries and employee benefits	12,480	11,394	10,205
Equipment expense	1,873	1,483	1,748
Occupancy expense	1,554	1,274	1,423
Merger and integration expense		358	3,169
Other	8,821	7,581	7,691
Total noninterest expenses	24,728	22,090	24,236
INCOME BEFORE PROVISION FOR INCOME TAXES	11,900	9,728	4,697
PROVISION FOR INCOME TAXES	3,836	3,062	1,609
NET INCOME	$ 8,064	$ 6,666	$ 3,088
EARNINGS PER SHARE:			
Basic	$ 1.72	$ 1.25	$ 0.53
Diluted	$ 1.67	$ 1.23	$ 0.53
PROFORMA EARNINGS PER SHARE (Note 24):			
Basic	$ 1.15	$ 0.84	$ 0.36
Diluted	$ 1.11	$ 0.82	$ 0.35

See notes to consolidated financial statements

NORTH VALLEY BANCORP AND SUSBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In thousands except share amounts)

	Common Stock Shares	Common Stock Amount	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2000	5,780,997	$ 29,948		$ 23,335	$ (1,442)	$ 51,841
Comprehensive income:						
Net income			$ 3,088	3,088		3,088
Other comprehensive income, net of tax of $921:						
Unrealized gain on available for sale securities, net of reclassification adjustment of $(480)			1,269		1,269	1,269
Total comprehensive income			$ 4,357			
Stock options exercised	24,419	111				111
Stock-based compensation expense		208				208
Tax benefit derived from the exercise of stock options		34				34
Cash dividends on common stock				(1,694)		(1,694)
Balance, December 31, 2000	5,805,416	30,301		24,729	(173)	54,857
Comprehensive income:						
Net income			$ 6,666	6,666		6,666
Other comprehensive income, net of tax of $604:						
Unrealized gain on available for sale securities, net of reclassification adjustment of $13			930		930	930
Total comprehensive income			$ 7,596			
Stock options exercised	34,140	251				251
Stock-based compensation expense		189				189
Repurchase of common shares	(1,188,500)	(6,203)		(10,912)		(17,115)
Cash dividends on common stock				(2,100)		(2,100)
Balance, December 31, 2001	4,651,056	24,538		18,383	757	43,678
Comprehensive income:						
Net income			$ 8,064	8,064		8,064
Other comprehensive income, net of tax of $612:						
Unrealized gain on available for sale securities, net of reclassification adjustment of $153			900		900	900
Total comprehensive income			$ 8,964			
Stock options exercised	46,140	339				339
Stock based compensation expense		378				378
Tax benefit derived from the exercise of stock options		60				60
Repurchase of common shares	(63,102)	(203)		(852)		(1,055)
Cash dividends on common stock				(2,335)		(2,335)
Balance, December 31, 2002	4,634,094	$ 25,112		$ 23,260	$ 1,657	$ 50,029

See notes to consolidated financial statements.

NORTH VALLEY BANCORP & SUBSIDIARIES
CONSOLDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 8,064	$ 6,666	$ 3,088
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,476	1,268	1,518
Amortization of premium on securities	211	131	116
Amortization/writedown of core deposit intangible	480	199	971
Provision for loan and lease losses	1,795	1,370	1,670
Loss on sale/writedown of other real estate owned			277
(Gain) loss on sale or calls of securities	(221)	(19)	731
Gain on sales of shares of demutualized life insurance company			(1,138)
Gain on sale of loans	(456)	(4)	(45)
Benefit for deferred taxes	(1,325)	(544)	(890)
Stock-based compensation expense	378	189	208
Effect of changes in:			
Accrued interest receivable	595	554	(352)
Other assets	(4,659)	(1,197)	(10,920)
Accrued interest payable and other liabilities	1,304	(1,576)	1,893
Net cash provided by (used in) operating activities	7,644	7,037	(2,873)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of other real estate owned	300	328	627
Purchases of available for sale securities	(60,707)	(75,888)	(27,002)
Proceeds from sales of available for sale securities	21,633	20,845	24,344
Proceeds from maturities/calls of available for sale securities	41,560	47,365	15,136
Purchases of held to maturity securities			(970)
Proceeds from maturities/calls of held to maturity securities			4,792
Proceeds from sale of shares of demutualized life insurance company			1,138
Net change in FHLB and FRB stock and other securities	(860)	(58)	143
Net change in interest bearing deposits in other financial institutions	1,772	(583)	6,162
Proceeds from sales of loans	49,129	219	3,540
Net increase in loans and leases	(97,357)	(28,222)	(44,546)
Purchases of premises and equipment- net	(4,338)	(1,939)	(1,644)
Net cash used in investing activities	(48,868)	(37,933)	(18,280)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	40,775	53,987	7,594
Proceeds from issuance of Company obligated mandatorily redeemable cumulative trust preferred securities of subsidiary grantor trust		10,000	
Net change in other borrowed funds	12,241	3,646	6,436
Cash dividends paid	(2,151)	(2,226)	(1,485)
Repurchase of common shares	(1,055)	(17,115)	
Cash received for stock options exercised	369	251	111
Net cash provided by financing activities	50,149	48,543	12,656
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,925	17,647	(8,497)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	46,375	28,728	37,225
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 55,300	$ 46,375	$ 28,728
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for:			
Interest	$ 9,895	$ 15,310	$ 16,299
Income taxes	$ 4,990	$ 3,431	$ 2,469
Noncash investing and financing activities:			
Transfer from loans to other real estate owned	$ 68	$ 274	$ 546
Transfer of investment securities from held to maturity to available for sale		$ 25,471	
Cash dividends declared	$ 652	$ 468	$ 580

See notes to consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – North Valley Bancorp is a multi-bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System. North Valley Bancorp was incorporated in 1980 in the State of California for the purpose of acquiring North Valley Bank ("NVB") in a one-bank holding company reorganization. NVB was organized in 1972 as a California state-chartered bank. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank ("SRNB"), which then became a wholly-owned subsidiary of North Valley Bancorp. This reorganization was completed under the pooling-of-interests method of accounting for business combinations and all amounts have been restated on a historical basis as if the companies had been combined at the beginning of all periods presented. In January 2002, SRNB converted from a national association to a California state-chartered bank and changed its name to Six Rivers Bank ("SRB"). During 2001, the Company formed North Valley Capital Trust I which is a Delaware statutory business trust formed for the exclusive purpose of issuing and selling trust preferred securities. Bank Processing, Inc., a wholly-owned subsidiary of North Valley Bancorp, currently provides data processing services to the Company.

North Valley Bancorp and subsidiaries (the "Company") operates as three business segments defined as the Company's two wholly-owned banking subsidiaries, North Valley Bank and Six Rivers Bank providing banking services to the Company's clients in Northern California, and all other activities, which primarily consist of the Holding Company and Bank Processing, Inc. The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than 10% of the Company's revenues. Collectively, NVB and SRB operate 18 branches, including two supermarket branches, in Northern California.

General - The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the banking industry.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The more significant accounting and reporting policies are discussed below.

Consolidation - The consolidated financial statements include North Valley Bancorp and its wholly-owned subsidiaries: North Valley Bank ("NVB") and its wholly-owned subsidiary, North Valley Basic Securities; Six Rivers Bank ("SRB"); Bank Processing, Inc. ("BPI"); North Valley Capital Trust I and North Valley Trading Company. North Valley Trading Company and North Valley Basic Securities did not have any activity in 2002, 2001 and 2000. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents - For the purposes of the consolidated statement of cash flows, cash and cash equivalents have been defined as cash, demand deposits with correspondent banks, cash items, settlements in transit, and federal funds sold and repurchase agreements. Generally, federal funds are sold for one-day periods and repurchase agreements are sold for eight to fourteen-day periods. Cash equivalents have remaining terms to maturity of three months or less from the date of acquisition.

Investment Securities - The Company accounts for its investment securities as follows:

> ***Trading securities*** are carried at fair value. Changes in fair value are included in non-interest income. The Company did not have any securities classified as trading at December 31, 2002 and 2001.
>
> ***Available for sale securities*** are carried at fair value and represent securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, as a net amount within accumulated other comprehensive income, which is a separate

component of stockholders' equity. Gains or losses on disposition are recorded in other operating income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method.

Held to maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

Loans and Leases - Loans and leases are reported at the principal amount outstanding, net of unearned income, including deferred loan fees and the allowance for loan and lease losses.

Interest on loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

Deferred Loan Fees - Loan fees and certain related direct costs to originate loans are deferred and amortized to income by a method that approximates a level yield over the contractual life of the underlying loans.

Allowance for Loan and Lease Losses - The allowance for loan and lease losses is established through a provision for loan and lease losses charged to operations. Loans and leases are charged against the allowance for loan and lease losses when management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. Management attributes formula reserves to different types of loans using percentages, which are based upon perceived risk associated with the portfolio and underlying collateral, historical loss experience, and vulnerability to changing economic conditions, which may affect the collectibility of the loans. Specific reserves are allocated for impaired loans and leases which have experienced a decline in internal grading, and when management believes additional loss exposure exists. The unallocated allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent losses with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. Although the allowance for loan and lease losses is allocated to various portfolio segments, it is general in nature and is available for the loan and lease portfolio in its entirety. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and leases commitments to extend credit. Actual amounts could differ from those estimates.

The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation, which is computed principally on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the respective leases.

Other Real Estate Owned - Real estate acquired through, or in lieu of, loan foreclosures is expected to be sold and is recorded at the date of foreclosure at the lower of the recorded investment in the property or its fair value less estimated costs to sell (fair value) establishing a new cost basis through a charge to allowance for loan losses, if necessary. After foreclosure, valuations are periodically performed by management with any subsequent write-downs recorded as a valuation allowance and charged against operating expenses. Operating expenses of such properties, net of related income, are included in other expenses and gains and losses on their disposition are included in other income and other expenses.

Core Deposit and Other Intangibles - These assets represent the excess of the purchase price over the fair value of the tangible net assets acquired from the branch acquisition by SRB and are being amortized by the straight-line method. In November 2000, as a condition to receiving regulatory approval for the merger, SRB was required to divest its Weaverville branch office which resulted in the write off of approximately $727,000 of the core deposit and other intangibles related to this property.

Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities - The Company originates and sells residential mortgage loans to the Federal National Mortgage Association ("FNMA") and others. The Company retains the servicing on all loans sold. Deferred origination fees and expenses are recognized at the time of sale in the determination of the gain or loss. Upon the sale of these loans, the Company's investment in each loan is allocated between the servicing retained and the loan, based on the relative fair value of each portion. The gain (loss) is recognized at the time of sale based on the difference between the sale proceeds and the allocated carrying value of the related loans sold. The fair value of the contractual servicing is reflected as a servicing asset, which is amortized over the period of estimated net servicing income using a method approximating the interest method. The servicing asset is included in other assets on the balance sheet, and is evaluated for impairment on a periodic basis.

Income Taxes - The Company applies an asset and liability method in accounting for deferred income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and the tax basis of assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Merger and Integration Expenses - Merger and integration expenses represent incremental direct costs associated with the merger with SRB and consist primarily of transaction costs for professional services including investment banking, legal and accounting. Severance payments have also been included for certain employees in the amount of $1,139,000, of which $330,000 was paid in 2000 and $809,000 was accrued at December 31, 2000 and paid in January 2001.

Stock-Based Compensation - At December 31, 2002, the Company has three stock-based compensation plans, the North Valley Bancorp 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan and the 1999 Director Stock Option Plan, which are described more fully in Note 15. The Company accounts for these plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation cost is reflected in net income under the Employee Plan, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense is recognized in the financial statements for the differences between the fair value of the options at the date of the grant and the exercise price at 85% of the fair value for the Director Plans.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation. Pro forma adjustments to the Company's net earnings and earnings per share are disclosed during the years in which the options become vested.

	2002	2001	2000
Net income:			
As reported	$ 8,064	$ 6,666	$ 3,088
Add: total stock-based compensation expense included in net income, net of tax	176	73	98
Deduct: total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(397)	(239)	(197)
Pro forma	$ 7,843	$ 6,500	$ 2,989
Basic earnings per common share:			
As reported	$ 1.72	$ 1.25	$ 0.53
Pro forma	$ 1.67	$ 1.22	$ 0.52
Diluted earnings per common and equivalent share:			
As reported	$ 1.67	$ 1.23	$ 0.53
Pro forma	$ 1.64	$ 1.20	$ 0.51
Weighted average fair value of options granted during the year	$ 3.47	$ 3.75	$ 4.14

The fair value of each option is estimated on the date of grant using an option-pricing model with the following assumptions:

	2002	2001	2000
Dividend yield	2.83%	2.50%	2.27%
Expected volatility	20.99%	22.03%	23.13%
Risk-Free interest rate	5.00%	5.00%	6.00%
Expected option life	7 years	7 years	7 years

Disclosures About Segments of an Enterprise - The Company uses the "management approach" for reporting business segment information. The management approach is based on the segments within a company used by the chief operating decision-maker for making operating decisions and assessing performance. Reportable segments are to based on such factors as products and services, geography, legal structure or any other manner by which a company's management distinguishes major operating units. Utilizing this approach, management has determined that the Company has three reportable segments: NVB, SRB and Other.

Comprehensive Income - Comprehensive income includes net income and other comprehensive income, which represents the change in its net assets during the period from nonowner sources. The components of other comprehensive income for the Company include the unrealized gain or loss on available-for-sale securities and adjustments to the minimum pension liability and are presented net of tax.

Derivative Instruments And Hedging Activities - Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No 133, *Accounting for Derivative Instruments and Hedging Activities*, which establishes accounting and reporting standards for derivative instruments and hedging activities. Upon adoption, the Company transferred certain securities from the held to maturity to the available for sale classification at fair value. The adoption of this statement did not have any other impact on the Company's consolidated financial position or results of operations or cash flows. The Company did not enter into freestanding derivative contracts during 2002 and did not identify any embedded derivatives requiring bifurcation and separate valuation at December 31, 2002 and 2001.

New Accounting Pronouncements - On January 1, 2002, the Company adopted SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 addresses the financial accounting and reporting for business combinations and requires the use of a single method to account for business combinations—the purchase method of accounting—for all business combinations initiated after June 30, 2001. The Company accounted for its acquisition of SRB in 2000 under the pooling-of-interests method of accounting for business combinations but will not be allowed to account for future acquisitions under such method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet one of two criteria, the contractual-legal criterion or the separability criterion. Pursuant to SFAS No. 142, goodwill and other intangible assets that have indefinite useful lives will be evaluated periodically for impairment rather than amortized. Because the Company has not previously accounted for an acquisition under the purchase method of accounting, the adoption of these accounting standards did not have a material effect on the Company's consolidated financial position or its operations or its cash flows.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions.* This Statement, which addresses financial accounting and reporting matters for the acquisition of all or part of a financial institution, applies to all such transactions except those between two or more mutual enterprises. This Statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions,* and related interpretations. This Statement requires a financial institution to apply SFAS No. 144 and evaluate long-term customer relationship intangible assets (core deposit intangibles) for impairment. Under SFAS No. 72, a financial institution may have recorded an unidentifiable intangible asset arising from a business combination. If certain criteria in SFAS No. 147 are met, the amount of the unidentifiable intangible asset will be reclassified to goodwill upon adoption of this Statement and any amortization amounts that were incurred after the adoption of SFAS No. 142 must be reversed. Reclassified goodwill would then be measured for impairment under the provisions of SFAS No. 142. Provisions of this Statement are applicable on or after October 1, 2002. The acquisition of certain branches by SRB prior to its acquisition by the Company had been accounted for under the standards of SFAS No. 72. The Company will continue to amortize the core deposit intangible that arose from the branch acquisition. In management's opinion, the adoption of this Statement did not have a material effect on the Company's consolidated financial position or its operations and its cash flows.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.* This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reporting containing financial statements for interim periods beginning after December 15, 2002. Because the Company accounts for the compensation cost associated with its stock option plans under the intrinsic value method, the alternative methods of transition will not apply to the Company. The additional disclosure requirements of the statement are included in these financial statements. In management's opinion, the adoption of this Statement did not have a material impact on the Company's consolidated financial position or results of its operations or its cash flows.

Reclassifications - Certain amounts in 2001 and 2000 have been reclassified to conform with the 2002 financial statement presentation.

2. BUSINESS COMBINATIONS

On October 11, 2000, Six Rivers Bank was merged with North Valley Bancorp with Six Rivers Bank operating as a wholly-owned subsidiary of North Valley Bancorp. The merger resulted in the issuance of 2,075,546 shares of North Valley Bancorp's common stock based on a conversion ratio of 1.40 shares of North Valley Bancorp's common stock for each share of Six Rivers Bank common stock. The merger has been accounted under the pooling-of-interests method of accounting.

3. RESTRICTED CASH BALANCES

The Company is subject to regulation by the Federal Reserve Board. The regulations required the Company to maintain certain cash reserve balances on hand or at the Federal Reserve Bank. At December 31, 2002 and 2001, the Company had reserves of $8,319,000 and $6,694,000. As compensation for check-clearing services, additional compensating balances of $2,500,000 at December 31, 2002 are required to be maintained with the Federal Reserve Bank.

4. INVESTMENT SECURITIES

At December 31, the amortized cost of investment securities and their approximate fair value were as follows:

(in thousands) Available for sale securities:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount (Fair Value)
December 31, 2002				
Securities of U.S. government agencies and corporations	$ 11,220	$ 9	$	$ 11,229
Obligations of states and political subdivisions	23,580	1,138	(67)	24,651
Mortgage-backed securities	59,915	1,108	(4)	61,019
Corporate securities	8,976	520		9,496
Other securities	4,088		(8)	4,080
	$ 107,779	$ 2,775	$ (79)	$ 110,475
December 31, 2001				
Securities of U.S. government agencies and corporations	$ 1,991	$ 78	$	$ 2,069
Obligations of states and political subdivisions	28,085	1,074	254)	28,905
Mortgage-backed securities	70,331	601	(81)	70,851
Corporate securities	9,946	20	(241)	9,725
Other securities	88		(12)	76
	$ 110,441	$ 1,773	$ (588)	$ 111,626

Held to maturity securities:	Carrying Amount (Amortized Cost)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002				
Obligation of states and political subdivisions	$ 1,455	$ 388		$ 1,843
December 31, 2001				
Obligation of states and political subdivisions	$ 1,455	$ 486		$ 1,941

Gross realized gains on sales or calls of securities categorized as available for sale securities were $266,000, $70,000 and $203,000 in 2002, 2001 and 2000. Gross realized losses on sales or calls of securities categorized as available for sale securities were $45,000, $51,000 and $934,000 in 2002, 2001 and 2000.

There were no gross realized gains or losses on calls of held to maturity securities in 2002, 2001 and 2000.

On January 1, 2001, the Company transferred $25,471,000 of certain securities from the held to maturity to the available for sale classification at fair value upon adoption and as allowed by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* The unrealized gains on the securities transferred were $1,115,000. The net unrealized gains and losses are recorded, net of tax, within accumulated other comprehensive income, which is a separate component of stockholders' equity.

Contractual maturities of held to maturity and available for sale securities (other than equity securities with an amortized cost of approximately $4,088,000 and a fair value of approximately $4,080,000) at December 31, 2002, are shown below (in thousands). The Company invests in collateralized mortgage obligations ("CMOs") issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and Government National Mortgage Association. Actual maturities of CMOs and other securities may differ from contractual maturities because borrowers have the right to prepay mortgages without penalty or call obligations with or without call penalties. The Company uses the "Wall Street" consensus average life at the time the security is purchased to schedule maturities of these CMOs and adjusts scheduled maturities periodically based upon changes in the Wall Street estimates.

	Held to Maturity Securities		Available for Sale Securities	
(in thousands)	Amortized Cost (Carrying Amount)	Fair Value	Amortized Cost	Fair Value (Carrying Amount)
Due in 1 year or less			$ 15,119	$ 15,681
Due after 1 year through 5 years			29,617	30,820
Due after 5 years through 10 years			8,459	9,006
Due after 10 years	$ 1,455	$ 1,843	50,496	50,888
	$ 1,455	$ 1,843	$ 103,691	$ 106,395

At December 31, 2002 and 2001, securities having fair value amounts of approximately $65,052,000 and $39,185,000 were pledged to secure public deposits, short-term borrowings, treasury tax and loan balances and for other purposes required by law or contract.

5. LOANS AND LEASES

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in Shasta, Humboldt, Mendocino, Trinity and Del Norte Counties and neighboring communities. Substantially all loans are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits, real estate or business or personal assets. Leases are generally secured by equipment. The Company's policy for requiring collateral reflects the Company's analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted. The loans and leases are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower. Major classifications of loans and leases at December 31 were as follows:

(in thousands)	2002	2001
Commercial	$ 40,683	$ 49,248
Real estate – commercial	159,946	99,164
Real estate – construction	25,388	9,764
Real estate – mortgage	104,590	109,830
Installment	87,710	113,970
Direct financing leases	1,795	3,454
Other	24,271	11,588
Total loans and leases receivable	444,383	397,018
Allowance for loan and lease losses	(6,723)	(5,786)
Deferred loan costs (fees)	183	(210)
Net loans and leases	$ 437,843	$ 391,022

At December 31, 2002 and 2001, the Company serviced real estate loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $100,234,000 and $106,911,000.

Certain real estate loans receivable are pledged as collateral for available borrowings with the FHLB and FRB. Pledged loans totaled $102,299,000 and $93,679,000 at December 31, 2002 and 2001.

The components of the Company's leases receivable as of December 31 are summarized below (in thousands):

	2002	2001
Future minimum lease payments	$ 1,884	$ 3,336
Residual interests	136	417
Initial direct costs	(24)	(32)
Unearned income	(201)	(267)
	$ 1,795	$ 3,454

Future minimum lease payments are as follows (in thousands):

2003	$ 728
2004	602
2005	258
2006	157
2007 and thereafter	139
Total	$ 1,884

There are no contingent rental payments included in income for 2002, 2001 and 2000.

Changes in the allowance for loan and lease losses for the years ended December 31, were as follows (in thousands):

	2002	2001	2000
Balance, beginning of year	$ 5,786	$ 4,964	$ 4,606
Provision charged to operations	1,795	1,370	1,670
Loans charged off	(1,224)	(922)	(1,677)
Recoveries	366	374	365
Balance, end of year	$ 6,723	$ 5,786	$ 4,964

6. IMPAIRED AND NON-PERFORMING LOANS AND LEASES

At December 31, 2002 and 2001, the recorded investment in impaired loans and leases was approximately $1,452,000 and $867,000. Of the 2002 balance, approximately $730,000 has a related valuation allowance of $365,000. Of the 2001 balance, approximately $408,000 has a related valuation allowance of $218,000. For the years ended December 31, 2002, 2001 and 2000, the average recorded investment in impaired loans and leases was approximately $948,000, $613,000 and $1,376,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $63,000, $76,000 and $124,000 for cash payments received in 2002, 2001 and 2000.

Non-performing loans and leases include all such loans that are either in nonaccrual status or are 90 days past due as to principal or interest but still accrue interest because such loans are well-secured or in the process of collection. Non-performing loans and leases at December 31 are summarized as follows (in thousands):

	2002	2001
Non-accrual loans and leases	$ 1,452	$ 867
Loans 90 days past due but still accruing interest	864	848
Total non-performing loans	$ 2,316	$1,715

Interest income forgone on non-accrual loans and leases approximated $81,000 in 2002, $69,000 in 2001 and $139,000 in 2000.

At December 31, 2002, there were no commitments to lend additional funds to borrowers whose loans or leases were classified as non-accrual.

7. PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31 are summarized as follows (in thousands):

	2002	2001
Land	$ 2,559	$ 2,594
Buildings and improvements	7,448	7,132
Furniture, fixtures and equipment	12,262	8,061
Leasehold improvement	552	522
Construction in progress	238	442
	23,059	18,751
Accumulated depreciation and amortization	(9,903)	(8,457)
	$ 13,156	$ 10,294

8. OTHER ASSETS

Major classifications of other assets at December 31 were as follows (in thousands):

	2002	2001
Cash surrender value of life insurance policies	$ 21,383	$ 17,632
Deferred taxes	2,995	2,161
Prepaid expenses	927	1,084
Other	3,045	2,099
Total	$ 28,350	$ 22,976

9. DEPOSITS

The aggregate amount of time certificates of deposit in denominations of $100,000 or more was $48,891,000 and $54,224,000 at December 31, 2002 and 2001. Interest expense incurred on such time certificates of deposit was $1,335,000, $2,606,000 and $2,242,000 for the years ended December 31, 2002, 2001 and 2000. At December 31, 2002, the scheduled maturities of all time deposits was as follows (in thousands):

Years	Amount
2003	$ 156,549
2004	12,276
2005	3,121
2006	81
2007 and thereafter	81
	$ 172,108

10. LINES OF CREDIT

At December 31, 2002, the Company had the following lines of credit with correspondent banks to purchase federal funds (in thousands):

Type	Amount	Expiration
Unsecured	$ 10,500	July 31, 2003
Unsecured	6,000	Annually
Secured:		
First deeds of trust on eligible 1- 4 unit residential loans	64,601	Quarterly
First deeds of trust on eligible commercial real estate loans	13,187	Monthly

11. BORROWING ARRANGEMENTS

Other borrowings outstanding as of December 31, 2002 consist of a loan from the FRB in the form of Treasury Tax and Loan notes which are generally required to be repaid within 30 days from the transaction date as well as FHLB advances. The following table summarizes these borrowings (in thousands):

	2002	2001	2000
Short-term borrowings:			
FHLB advances	$ 23,500	$ 7,000	$ 13,400
FRB loan	89	254	122
Advances under credit lines			2,999
Total short-term borrowings	$ 23,589	$ 7,254	$ 16,521
Long-term borrowings:			
FHLB advances	$ 9,299	$ 13,393	$ 480
Total long-term borrowings	$ 9,299	$ 13,393	$ 480
Total borrowed funds	$ 32,888	$ 20,647	$ 17,001

The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities (dollars in thousands):

	Short-Term	Long-Term
Amount	$23,589	$9,299
Maturity	2003	2004-2005
Average Rate	2.40%	4.29%

12. COMPANY OBLIGATED MANDATORILY REDEEMABLE CUMULATIVE TRUST PREFERRED SECURITIES OF SUBSIDIARY GRANTOR TRUST

The Company formed North Valley Capital Trust I as a special purpose entity ("SPE") which is consolidated into the Company's financial statements. North Valley Capital Trust I is a Delaware business trust wholly-owned by the Company and formed for the purpose of issuing Company obligated mandatorily redeemable cumulative trust preferred securities of Subsidiary Grantor Trust holding solely junior subordinated debentures.

During the third quarter of 2001, North Valley Capital Trust I issued 10,000 Trust Preferred Securities with a liquidation value of $1,000 for gross proceeds of $10,000,000. The entire proceeds of the issuance were invested by North Valley Capital Trust I in $10,000,000 aggregate principal amount of 10.25% subordinated debentures due in 2031 (the Subordinated Debentures) issued by the Company. The Subordinated Debentures represent the sole assets of North Valley Capital Trust I. The Subordinated Debentures mature in 2031, bear interest at the rate of 10.25%, payable semi-annually, and are redeemable by the Company at a premium beginning during or after 2006 based on a percentage of the principal amount of the Subordinated Debentures stipulated in the Indenture Agreement, plus any accrued and unpaid interest to the redemption date. The Subordinated Debentures are redeemable at 100 percent of the principal amount plus any accrued and unpaid interest to the redemption date at any time on or after 2011. The Trust Preferred Securities are subject to mandatory redemption to the extent of any early redemption of the Subordinated Debentures and upon maturity of the Subordinated Debentures on 2031.

Holders of the trust preferred securities are entitled to cumulative cash distributions at an annual rate of 10.25% of the liquidation amount of $1,000 per security. The Company has the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default in the payment of interest on the Subordinated Debentures. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities (the Guarantee). The Guarantee, when taken together with the Company's obligations under the Subordinated Debentures, the Indenture Agreement pursuant to which the subordinated Debentures were issued and the Company's obligations under the Trust Agreement governing the subsidiary trust, provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities.

The Subordinated Debentures and related trust investment in the Subordinated Debentures have been eliminated in consolidation for financial reporting purposes and the Trust Preferred Securities are reflected as outstanding in the accompanying consolidated financial statements. Under applicable regulatory guidelines, all of the Trust Preferred Securities currently qualify as Tier I capital. Deferred costs related to the Subordinated Debentures, which are included in other assets in the accompanying consolidated balance sheet, totaled $316,000 and $329,000 at December 31, 2002 and 2001, respectively. Amortization of the deferred costs was $11,000 and $6,000 for the years ended December 31, 2002 and 2001, respectively.

13. INCOME TAXES

The provision for income taxes for the years ended December 31, was as follows (in thousands):

	2002	2001	2000
Currently payable:			
Federal	$ 4,022	$ 2,852	$ 1,945
State	1,159	754	554
Total	5,161	3,606	2,499
Deferred tax (benefit):			
Federal	(881)	(437)	(622)
State	(444)	(107)	(268)
Total	(1,325)	(544)	(890)
Total provision for income taxes	$ 3,836	$ 3,062	$ 1,609

The effective federal tax rate for the years ended December 31, differs from the statutory tax rate as follows:

	2002	2001	2000
Federal income tax at statutory rates	35.0%	35.0%	35.0%
State income taxes net of federal income tax benefit	4.0%	4.4%	4.0%
Tax-exempt income	(7.1%)	(6.1%)	(15.0%)
Merger and integration costs			11.6%
Other	.3%	(1.8%)	(1.3%)
	32.2%	31.5%	34.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset at December 31 are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 2,460	$ 1,649
Accrued pension obligation	898	768
Deferred compensation	841	763
Mark to market adjustment	610	531
Stock-based compensation	240	
California franchise tax	4	42
Total deferred tax assets	$ 5,053	$ 3,753

Deferred tax liabilities:		
Tax depreciation in excess of book depreciation	40	513
Unrealized gain on securities available for sale	978	487
FHLB stock dividend	243	145
Originated mortgage servicing rights	199	139
Deferred loan fee costs		85
Other	231	223
Total deferred tax liabilities	2,058	1,592
Net deferred tax asset	$ 2,995	$ 2,161

The Company believes that it is more likely than not that it will realize the above deferred tax assets in future periods; therefore, no valuation allowance has been provided against its deferred tax assets.

14. RETIREMENT AND DEFERRED COMPENSATION PLANS

Substantially all employees with at least one year of service participate in a Company-sponsored employee stock ownership plan (ESOP). The Company made contributions to the ESOP for the years ended December 31, 2002, 2001 and 2000 of $104,000, $60,000 and $60,000. At December 31, 2002, the ESOP owned approximately 138,348 shares of the Company's stock.

The Company maintains a 401(k) plan covering employees who have completed 1,000 hours of service during a 12-month period and are aged 21 or older. Voluntary employee contributions are partially matched by the Company. The Company made contributions to the plan for the years ended December 31, 2002, 2001 and 2000 of $74,000, $45,000 and $43,000, respectively.

The Company has a non-qualified executive deferred compensation plan for key executives and directors. Under this plan, participants voluntarily elect to defer a portion of their salary, bonus or fees and the Company is required to credit these deferrals with interest. The Company's deferred compensation obligation of $1,982,000 and $1,895,000 as of December 31, 2002 and 2001, respectively, is included in accrued interest payable and other liabilities.

The Company has a supplemental retirement plan for key executives and a supplemental retirement plan for retired executives and directors. These plans are non-qualified defined benefit plans and are unsecured and unfunded. The Company has purchased insurance on the lives of the participants and intends to use the cash values of these policies ($21,383,000 and $17,632,000 at December 31, 2002 and 2001, respectively) to pay the retirement obligations. The accrued pension obligation of $2,526,000 and $2,363,000 as of December 31, 2002 and 2001, respectively, is included in accrued interest payable and other liabilities.

The following tables set forth the status of the nonqualified supplemental retirement defined benefit pension plans status at or for the year ended December 31 (in thousands):

		2002		2001
Change in projected benefit obligation				
Projected benefit obligation at beginning of year	$	(2,159)	$	(2,678)
Service cost		(184)		(70)
Interest cost		(154)		(178)
Actuarial gain		1		197
Benefits paid		206		222
Projected benefit obligation at end of year	$	(2,290)	$	(2,507)
Change in plan assets				
Fair value of plan assets at beginning of year				
Employer contribution	$	206	$	222
Benefits paid		(206)		(222)
Fair value of plan assets at end of year	$		$	
Funding				
Unfunded status	$	(2,290)	$	(2,507)
Unrecognized actuarial gain		(411)		(73)
Unrecognized prior service cost		299		330
Unrecognized net transition obligation		75		100
Net amount recognized (accrued pension cost)	$	(2,327)	$	(2,150)

Assumptions used in computing the unfunded status and net periodic benefit costs were:	2002	2001
Discount rate	7.50%	7.50%
Expected return on assets	N/A	N/A
Rate of compensation increase (supplemental executive retirement plan only)	6.00%	6.00%

		2002		2001		2000
Components of net periodic benefits cost						
Service cost	$	184	$	70	$	116
Interest cost		154		178		175
Amortization of net obligation at transition		25		25		25
Prior service amortization		31		31		33
Recognized net actuarial (gain) loss		(11)		(32)		1
Net periodic benefit cost	$	383	$	272	$	350

15. STOCK-BASED COMPENSATION

During 2002, 2001, and 2000, each director was awarded 600 shares of common stock, resulting in an additional 5,400, 5,400 and 4,200 shares being issued. Compensation cost related to these awards was recognized based on the fair value of the shares at the date of award.

Under the Company's stock option plans as of December 31, 2002, 730,672 shares of the Company's common stock are available for future grants to directors and employees of the Company. Under the Director Plans, options may not be granted at a price less than 85% of fair market value at the date of the grant. Under the Employee Plan, options may not be granted at a price less than the fair market value at the date of the grant. Under both plans, options may be exercised over a ten year term and vest ratably over four years from the date of the grant. A summary of stock options follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding, January 1, 2000	608,809	$ 10.78
(251,807 exercisable at weighted average price of $9.69)		
Granted	14,900	7.49
Exercised	(24,419)	4.55
Expired or canceled	(28,556)	12.88
Outstanding, December 31, 2000	570,734	10.87
(314,234 exercisable at weighted average price of $10.42)		
Granted	114,701	12.27
Exercised	(34,140)	8.93
Expired or canceled	(26,053)	12.23
Outstanding, December 31, 2001	625,242	11.10
(402,941 exercisable at weighted average price of $10.86)		
Granted	98,079	14.23
Exercised	(46,140)	7.52
Expired or canceled	(316)	6.19
Outstanding, December 31, 2002	676,865	$ 11.85
(450,937 exercisable at weighted average price of $11.34)		

Information about stock options outstanding at December 31, 2002 is summarized as follows:

Range of Exercise Prices	Options Outstanding	Average Remaining Contractual Life (Years)	Average Exercise Price of Options Outstanding	Options Exercisable	Average Exercise Price of Options Exercisable
$ 5.10	3,000	1	$ 5.10	3,000	$ 5.10
$ 6.09-6.66	31,479	2	$ 6.47	31,479	$ 6.47
$ 8.04-8.44	15,318	5	$ 8.15	15,318	$ 8.15
$ 9.14-9.88	28,000	6	$ 9.77	18,400	$ 9.72
$ 10.00-10.875	225,910	6	$ 10.34	176,728	$ 10.33
$ 11.37	60,000	8	$ 11.37	24,000	$ 11.37
$ 12.41-12.875	126,978	6	$ 12.78	108,078	$ 12.77
$ 13.30-13.375	48,501	8	$ 13.33	19,399	$ 13.33
$ 14.10	21,929	9	$ 14.10	4,385	$ 14.10
$ 15.36-15.94	115,750	8	$ 15.59	50,150	$ 15.78

16. EARNINGS PER SHARE

Basic earnings per share are computed by dividing net income by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock.

There was no difference in the numerator used in the calculation of basic earnings per share and diluted earnings per share. The denominator used in the calculation of basic earnings per share and diluted earnings per share for each of the years ended December 31 is reconciled as follows (in thousands):

	2002	2001	2000
Calculation of Basic Earnings Per Share			
Numerator - net income	$ 8,064	$ 6,666	$ 3,088
Denominator - weighted average common shares outstanding	4,694	5,322	5,794
Basic earnings per share	$ 1.72	$ 1.25	$ 0.53
Calculation of Diluted Earnings Per Share			
Numerator - net income	$ 8,064	$ 6,666	$ 3,088
Denominator:			
Weighted average common shares outstanding	4,694	5,322	5,794
Dilutive effect of outstanding options	136	111	38
Weighted average common shares outstanding - Diluted	4,831	5,433	5,832
Diluted earnings per share	$ 1.67	$ 1.23	$ 0.53

17. COMMITMENTS AND CONTINGENCIES

The Company is involved in legal actions arising from normal business activities. Management, based upon the advice of legal counsel, believes that the ultimate resolution of all pending legal actions will not have a material effect on the Company's financial position or results of its operations or its cash flows.

The Company has operating leases for certain premises and equipment. Rent expense for such leases for the years ended December 31, 2002, 2001 and 2000 was $577,000, $365,000 and 383,000.

The following schedule represents the Company's non-cancelable future minimum scheduled lease payments at December 31, 2002 (in thousands):

2003	$ 506
2004	485
2005	474
2006	451
2007 and thereafter	754
Total	$ 2,670

The Company was contingently liable under letters of credit issued on behalf of its customers in the amount of $2,461,000 and $1,817,000 at December 31, 2002 and 2001. At December 31, 2002, commercial and consumer lines of credit, and real estate loans of approximately $28,637,000 and $37,938,000 were undisbursed. At December 31, 2001, commercial and consumer lines of credit, and real estate loans of approximately $38,876,000 and $18,210,000 were undisbursed.

Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants and such commitments typically have fixed expiration dates and require payment of a fee. As many of these commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Company evaluates each potential borrower and the necessary collateral on an individual basis.

Collateral varies, but may include real property, bank deposits, debt securities, equity securities or business or personal assets.

Standby letters of credit are conditional commitments written by the Company to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to inventory purchases by the Company's commercial and technology division customers and such guarantees are typically short term. Credit risk is similar to that involved in extending loan commitments to customers and the Company, accordingly, uses evaluation and collateral requirements similar to those for loan commitments. Virtually all of such commitments are collateralized.

These instruments involve, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the balance sheet and do not necessarily represent the actual amount subject to credit loss. However, at December 31, 2002 and 2001, no losses are anticipated as a result of these commitments.

In management's opinion, a concentration exists in real estate-related loans which represent approximately 65% and 50% of the Company's loan portfolio at December 31, 2002 and 2001, respectively. Although management believes such concentrations to have no more than the normal risk of collectibility, a substantial decline in the economy in general, or a decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represents the primary source of repayment for a majority of these loans.

18. RELATED PARTY TRANSACTIONS

At December 31, 2002 and 2001, certain officers, directors and their associates and principal shareholders were indebted to the Company for loans made on substantially the same terms, including interest rates and collateral, as comparable transactions with unaffiliated parties.

A summary of activity for the years ended December 31, 2002 and 2001 is as follows (in thousands; renewals are not reflected as either new loans or repayments):

	2002	2001
Beginning Balance	$ 4,317	$ 3,919
Borrowings	1,502	1,599
Repayments	(2,255)	(1,201)
Ending Balance	$ 3,563	$ 4,317

19. REGULATORY MATTERS

The Company, NVB and SRB are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and, possibly, additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, NVB and SRB must meet specific capital guidelines that involve quantitative measures of the Company's, NVB's and SRB's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's, NVB's and SRB's capital amounts and NVB's and SRB's prompt corrective action classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company, NVB and SRB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company, NVB and SRB meet all capital adequacy requirements to which they are subject.

The most recent notifications from the Federal Deposit Insurance Corporation for NVB and SRB as of December 31, 2002 and 2001, categorized NVB and SRB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized NVB and SRB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed NVB's or SRB's category.

The Company's, NVB's and SRB's actual capital amounts (in thousands) and ratios are also presented, respectively, in the following tables.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Minimum Amount	Minimum Ratio	Minimum Amount	Minimum Ratio
Company						
As of December 31, 2002:						
Total capital (to risk-weighted assets)	$ 61,581	12.58%	$ 39,157	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	$ 55,455	11.33%	$ 19,578	4.00%	N/A	N/A
Tier 1 capital (to average assets)	$ 55,455	8.59%	$ 25,815	4.00%	N/A	N/A
As of December 31, 2001:						
Total capital (to risk-weighted assets)	$ 54,959	12.82%	$ 34,285	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	$ 49,587	11.57%	$ 17,142	4.00%	N/A	N/A
Tier 1 capital (to average assets)	$ 49,587	8.37%	$ 23,701	4.00%	N/A	N/A
North Valley Bank						
As of December 31, 2002:						
Total capital (to risk-weighted assets)	$ 41,380	12.12%	$ 27,316	8.00%	$ 34,146	10.00%
Tier 1 capital (to risk-weighted assets)	$ 37,192	10.89%	$ 13,658	4.00%	$ 20,487	6.00%
Tier 1 capital (to average assets)	$ 37,192	8.61%	$ 17,279	4.00%	$ 21,598	5.00%
As of December 31, 2001:						
Total capital (to risk-weighted assets)	$ 35,140	11.75%	$ 23,920	8.00%	$ 29,900	10.00%
Tier 1 capital (to risk-weighted assets)	$ 31,913	10.67%	$ 11,960	4.00%	$ 17,940	6.00%
Tier 1 capital (to average assets)	$ 31,913	8.13%	$ 15,698	4.00%	$ 19,622	5.00%
Six Rivers Bank						
As of December 31, 2002:						
Total capital (to risk-weighted assets)	$ 18,958	13.03%	$ 11,641	8.00%	$ 14,551	10.00%
Tier 1 capital (to risk-weighted assets)	$ 17,130	11.77%	$ 5,821	4.00%	$ 8,731	6.00%
Tier 1 capital (to average assets)	$ 17,130	8.24%	$ 8,316	4.00%	$ 10,394	5.00%
As of December 31, 2001:						
Total capital (to risk-weighted assets)	$ 18,166	14.17%	$ 10,258	8.00%	$ 12,822	10.00%
Tier 1 capital (to risk-weighted assets)	$ 16,551	12.91%	$ 5,129	4.00%	$ 7,693	6.00%
Tier 1 capital (to average assets)	$ 16,551	8.35%	$ 7,932	4.00%	$ 9,914	5.00%

Under federal and California state banking laws, dividends paid by NVB and SRB to the Company in any calendar year may not exceed certain limitations without the prior written approval of the appropriate bank regulatory agency. At December 31, 2002, the amount not restricted for payment of dividends without prior written approval was approximately $5,365,000. Similar restrictions apply to the amounts and terms of loans, advances and other transfers of funds from NVB and SRB to the Company.

20. OTHER NON-INTEREST EXPENSES

The major classifications of other non-interest expenses for the years ended December 31 were as follows (in thousands):

	2002	2001	2000
Professional services	$ 886	$ 786	$ 1,101
ATM and on-line banking expense	906	626	684
Printing, supplies and postage	1,175	1,061	886
Marketing expense	1,058	1,108	882
Amortization of intangibles	525	243	301
Other	4,271	3,757	3,837
	$ 8,821	$ 7,581	$ 7,691

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimating technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of financial instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. Estimates of fair value have not been adjusted to reflect changes in market conditions subsequent to December 31, 2002; therefore, estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

The following assumptions were used as of December 31, 2002 and 2001 to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

(a) **Cash and Cash Equivalents** - The carrying amount represents a reasonable estimate of fair value.

(b) **Interest-Bearing Deposits in Other Financial Institutions** - The carrying amount represents a reasonable estimate of fair value.

(c) **Securities** - The fair value of held to maturity securities are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Available for sale securities are carried at fair value. The carrying value of FHLB, Federal Reserve Bank, and other securities represents a reasonable estimate of fair value.

(d) **Loans and Leases and Loans Held for Sale** - Commercial loans, residential mortgages, construction loans and direct financing leases, are segmented by fixed and adjustable rate interest terms, by maturity, and by performing and nonperforming categories.

The fair value of performing loans and leases is estimated by discounting contractual cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined using available market information. The fair value of loans held for sale is estimated based on market information for similar loans.

The fair value of nonperforming loans and leases is estimated by discounting estimated future cash flows using current interest rates with an additional risk adjustment reflecting the individual characteristics of the loans.

(e) **Cash Surrender Value of Life Insurance** - The carrying amount represents a reasonable estimate of fair value.

(f) **Deposit Liabilities** – Non-interest-bearing and interest-bearing demand deposits and savings accounts are payable on demand and their carrying values are assumed to be at fair value. The fair value of the core deposit intangible has not been included as a component of the fair value estimate. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is based on rates currently offered for deposits of similar size and remaining maturities.

(g) **Other Borrowed Funds** - The fair value of other borrowed funds is estimated by discounting the contractual cash flows using the current interest rate at which similar borrowings for the same remaining maturities could be made.

(h) **Trust Preferred Securities** -The fair value of the Trust Preferred Securities is estimated by discounting the contractual cash flows using the current interest rate at which similar securities with the same remaining maturity could be made.

(j) **Commitments to Fund Loans/Standby Letters of Credit** - The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The differences between the carrying value of commitments to fund loans or stand by letters of credit and their fair value are not significant and therefore not included in the following table.

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and cash equivalents	$ 55,300	$ 55,300	$ 46,375	$ 46,375
FHLB, FRB and other securities	$ 3,258	$ 3,258	$ 2,213	$ 2,213
Interest-bearing deposits in other financial institutions	$ 517	$ 517	$ 2,289	$ 2,289
Securities:				
Available for sale	$ 110,475	$ 110,475	$ 111,626	$ 111,626
Held to maturity	$ 1,455	$ 1,843	$ 1,455	$ 1,941
Loans and leases and loans held for sale	$ 437,843	$ 439,199	$ 391,022	$ 397,927
Cash surrender value of life insurance	$ 21,383	$ 21,383	$ 17,632	$ 17,632
FINANCIAL LIABILITIES				
Deposits	$ 555,053	$ 550,715	$ 514,278	$ 512,755
Other borrowed funds	$ 32,888	$ 33,185	$ 20,647	$ 20,647
Trust preferred securities	$ 10,000	$ 10,800	$ 10,000	$ 10,000

22. SEGMENT REPORTING

The Company operates as three business segments: North Valley Bank, Six Rivers Bank and Other. Management analyzes the operations of NVB, SRB and Other separately. Other consists of Bancorp and BPI, both of which provide services to NVB and SRB. Other also includes all eliminating entries for inter-company revenue and expense items required for consolidation. Management allocates the costs of Bancorp and BPI to NVB and SRB based primarily on usage through a variety of statistical data. NVB and SRB are separately chartered institutions each with its own Board of Directors and regulated independently of each other.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains or losses.

The Company derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest revenue to assess the performance of the segments and make decisions about resources to be allocated to the segment. Therefore, the segments are reported below using net interest income for all periods presented.

Other revenue represents non-interest income, exclusive of the net gain (loss) on sales of available-for-sale securities, which is not allocated to the segments.

The Company does not have operating segments other than those reported. Parent company financial information is included in the Other category in the disclosures below, along with the activity of BPI, and represents the Company's Other operating segment.

The Company does not have a single external customer from which it derives 10 percent or more of its revenues and operates in one geographical area.

Information about reportable segments, and the reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, follows (in thousands):

	NVB	SRB	Other	Total
Year ended December 31, 2002:				
Total revenues	$ 28,084	$ 10,928	$ (589)	$ 38,423
Net income (loss)	$ 7,295	$ 1,496	$ (727)	$ 8,064
Interest income	$ 26,897	$ 12,003	$ 2	$ 38,902
Interest expense	$ 5,456	$ 3,319	$ 1,017	$ 9,792
Depreciation and amortization	$ 1,020	$ 1,062	$ 85	$ 2,167
Provision for loan and lease losses	$ 1,575	$ 220	$	$ 1,795
Total assets	$ 443,642	$ 221,920	$ 208	$ 655,770
Year ended December 31, 2001:				
Total revenues	$ 22,497	$ 10,473	$ 218	$ 33,188
Net income (loss)	$ 5,878	$ 1,427	$ (639)	$ 6,666
Interest income	$ 26,369	$ 13,403	$ 39	$ 39,811
Interest expense	$ 9,656	$ 5,352	$ 467	$ 15,475
Depreciation and amortization	$ 765	$ 813	$ 20	$ 1,598
Provision for loan and lease losses	$ 1,010	$ 360	$	$ 1,370
Total assets	$ 394,110	$ 199,166	$ 1,697	$ 594,973
Year ended December 31, 2000:				
Total revenues	$ 21,444	$ 9,258	$ (99)	$ 30,603
Net income (loss)	$ 5,850	$ (1,630)	$ (1,132)	$ 3,088
Interest income	$ 24,546	$ 15,392	$ 28	$ 39,966
Interest expense	$ 9,457	$ 6,778	$ 0	$ 16,235
Depreciation and amortization	$ 638	$ 1,967	$	$ 2,605
Provision for loan and lease losses	$ 900	$ 770	$	$ 1,670
Total assets	$ 339,144	$ 200,281	$ 796	$ 540,221

23. PARENT COMPANY ONLY - CONDENSED FINANCIAL INFORMATION

The condensed financial statements of North Valley Bancorp are presented below (in thousands):

CONDENSED BALANCE SHEET
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 1,032	$ 1,174
Available for sale securities at fair value	80	75
Investments in subsidiaries	59,329	53,054
Other assets	2,161	1,717
Total	$ 62,602	$ 56,020

LIABILITIES AND STOCKHOLDERS' EQUITY

Dividend payable	$ 652	$ 468
Subordinated debentures	10,000	10,000
Other liabilities	1,921	1,874
Stockholders' equity	50,029	43,678
Total	$ 62,602	$ 56,020

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
INCOME:			
Dividends from subsidiaries	$ 3,400	$ 9,200	$ 2,950
Other income	8,019	5,351	32
Total income	11,419	14,551	2,982
EXPENSE:			
Salaries and employee benefits	5,307	4,353	
Legal and accounting	677	609	73
Other	3,240	1,574	640
Merger and acquisition expense		85	773
Tax benefit	(490)	(528)	(312)
Total expense	8,734	6,093	1,174
Income before equity in undistributed income of subsidiaries	2,685	8,458	1,808
Equity in undistributed income of subsidiaries	5,379	(1,792)	1,280
Net income	8,064	6,666	3,088
Other comprehensive income, net of tax	900	930	1,269
Total comprehensive income	$ 8,964	$ 7,596	$ 4,357

CONDENSED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 8,064	$ 6,666	$ 3,088
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed income of subsidiaries	(5,379)	1,792	(1,280)
Gain on sale of available for sale securities			(4)
Stock-based compensation expense	378	189	208
Effect of changes in:			
Other assets	(445)	(1,114)	(558)
Other liabilities	107	1,792	96
Dividends receivable			372
Net cash provided by operating activities	2,725	9,325	1,922
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of available for sale securities			56
Payments from subsidiaries			(120)
Net cash used in investing activities			(64)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(2,151)	(2,226)	(1,485)
Proceeds from issuance of Company obligated Mandatorily redeemable cumulative trust Preferred securities of subsidiary grantor trust		10,000	
Repurchase of common shares	(1,055)	(17,115)	
Stock options exercised	339	251	111
Net cash used in financing activities	(2,867)	(9,090)	(1,374)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(142)	235	484
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,174	939	455
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,032	$ 1,174	$ 939

24. SUBSEQUENT EVENT

On March 11, 2003, the Board of Directors declared a three-for-two stock split payable May 15, 2003 to shareholders of record on April 15, 2003. References to shares outstanding, weighted average shares outstanding, per share amounts, ESOP shares, option shares and the related exercise prices included in the accompanying consolidated financial statements and notes have not been restated to reflect the three-for-two stock split.

INDEX OF EXHIBITS

Exhibit No.	Exhibit Name	Sequential Page No
2(a)	Agreement and Plan of Reorganization and Merger, dated as of October 3, 1999 (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on October 12, 1999).	*
2(b)	Addendum to Agreement and Plan of Reorganization and Merger dated as of September 25, 2000 (incorporated by reference from Exhibit 2.7 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
3(a)	Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended June 30, 1998).	*
3(b)	Certificate of Amendment of Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 3(b) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.)	*
3(c)	By-laws of North Valley Bancorp, as amended and restated (incorporated by reference from Exhibit 3(ii) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended June 30, 1998).	*
4(a)	Amended and Restated Declaration of Trust (North Valley Capital Trust I) dated July 16, 2001 (incorporated by reference from Exhibit 4(a) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.)	*
4(b)	Indenture dated July 16, 2001 (incorporated by reference from Exhibit 4(b) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.).	*
4(c)	Junior Subordinated Debt security of North Valley Bancorp (incorporated by reference from Exhibit 4(c) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.)	*
4(d)	Guarantee Agreement (North Valley Bancorp) dated July 16, 2001 (incorporated by reference from Exhibit 4(d) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.)	*
10(a)	Shareholder Protection Rights Agreement, dated September 9, 1999 (incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K filed with the Commission on September 23, 1999).	*
10(b)	North Valley Bancorp 1989 Employee Stock Option Plan, as amended (incorporated by reference from Exhibit 4.1 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(c)	North Valley Bancorp 1989 Employee Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 4.3 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(d)	North Valley Bancorp 1989 Director Stock Option Plan, as amended (incorporated by reference from Exhibit 4.2 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989).	*
10(e)	North Valley Bancorp 1989 Director Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 4.4 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*

Exhibit No.	Exhibit Name	Sequential Page No
10(f)	Employee Stock Ownership Plan, as amended and restated as of January 1, 1987 (incorporated by reference from Exhibit 10(x) to the company's Annual Report on Form 10-K filed with the commission for the year ended December 31, 1993).**	*
10(g)	Amendment No. 3 to Employee Stock Ownership Plan (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1994). **	*
10(h)	Amendment No. 4 to Employee Stock Ownership Plan, dated August 19, 1997 (incorporated by reference from Exhibit 10 (kk) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(i)	Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10(i) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(j)	Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10(j) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(k)	Supplemental Retirement Plan for Directors (incorporated by reference from Exhibit 10(k) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(l)	Legal Services Agreement with Wells, Wingate, Small & Graham (incorporated by reference from Exhibit 10(q) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1987).	*
10(m)	Legal Services Agreement dated as of January 1, 2001, between North Valley Bancorp and J. M. Wells, Jr., Attorney at Law (incorporated by reference from Exhibit 10(m) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2002.)	*
10(n)	Sales Agreement with Federated Securities Corp. (incorporated by reference from Exhibit 10(gg) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1995).	*
10(o)	Linsco/Private Ledger, Inc. Full Service Brokerage Agreement (incorporated by reference from Exhibit 10(hh) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1995).	*
10(p)	Executive Deferred Compensation Plan, effective January 1, 1989, restated April 1, 1995 (incorporated by reference from Exhibit 10(dd) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(q)	Directors' Deferred Compensation Plan, effective April 1, 1995 (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(r)	Umbrella TrustTM for Directors, effective April 1, 1995 (incorporated by reference from Exhibit 10(ff) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31 1997). **	*

Exhibit No.	Exhibit Name	Sequential Page No
10(s)	Umbrella TrustTM for Executives, effective April 1, 1995 (incorporated by reference from Exhibit 10(gg) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(t)	Indemnification Agreement (incorporated by reference from Exhibit 10 to the Company's Quarterly Report filed with the Commission for the period ended June 30, 1998).	*
10(u)	North Valley Bancorp 1998 Employee Stock Incentive Plan, as amended through July 26, 2001 (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65950) filed with the Commission on July 26, 2001. **	*
10(v)	North Valley Bancorp 1999 Director Stock Option Plan (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65948) filed with the Commission on July 26, 2001. **	*
10(w)	Amendment No. Two to the North Valley Bancorp 1989 Director Stock Option Plan (incorporated by reference from Exhibit 10(v) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1998). **	*
10(x)	Branch Purchase and Assumption Agreement dated as of September 15, 2000, between North Valley Bancorp and Scott Valley Bank (incorporated by reference from Exhibit 99.19 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
10(y)	Form of Executive Deferred Compensation Agreement executed in December 2000 between North Valley Bank and each of Michael J. Cushman, Sharon L. Benson, Jack R. Richter and Eric J. Woodstrom. (incorporated by reference from Exhibit 10(y) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001). **	*
10(z)	Form of Executive Deferred Compensation Agreement executed in December 2000 between Six Rivers Bank and Margie L. Plum (incorporated by reference from Exhibit 10(z) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001). **	*
10(aa)	Form of Director Deferred Fee Agreement executed in December 2000 between North Valley Bank and each of Rudy V. Balma, William W. Cox, Royce L. Friesen, Dan W. Ghidinelli, Thomas J. Ludden, Douglas M. Treadway and J.M. Wells, Jr. (incorporated by reference from Exhibit 10aa) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001). **	*
10(bb)	Form of Director Deferred Fee Agreement executed in December 2000 between Six Rivers Bank and each of Kevin D. Hartwick, William T. Kay, Jr., J. Michael McGowan, Warren L. Murphy and Dolores M. Vellutini. (incorporated by reference from Exhibit 10(bb) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001). **	*
10(cc)	Form of Employment Agreement executed in January 2001 between North Valley Bancorp and each of Michael J. Cushman, Jack R. Richter, Eric J. Woodstrom, Edward J. Czajka and Sharon L. Benson (incorporated by reference from Exhibit 10(cc) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.) **	*
10(dd)	Employment Agreement executed in May 2001 between Six Rivers National Bank and Russell Harris (incorporated by reference from Exhibit 10(dd) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.) **	*

Exhibit No	Exhibit Name	Sequential Page No
10(ee)	Form of Salary Continuation Agreement executed in October 2001 between North Valley Bancorp and each of Michael J. Cushman, Jack R. Richter, Eric J. Woodstrom, Edward J. Czajka and Sharon L. Benson (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.) **	*
10(ff)	Park Marina Lease dated July 23, 2001, between The McConnell Foundation and North Valley Bancorp for 300 Park Marina Circle, Redding, California 96001 (incorporated by reference from Exhibit 10(ff) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.)	*
10(gg)	Form of Salary Continuation Agreement executed in October 2001 between Six Rivers National Bank and each of Russell Harris and Margie L. Plum (incorporated by reference from Exhibit 10(gg) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.) **	*
10(hh)	Form of Executive Deferred Compensation Agreement executed in January 2001 between North Valley Bank and Edward J. Czajka (incorporated by reference from Exhibit 10(hh) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.) **	*
10(ii)	Form of Executive Deferred Compensation Agreement executed December 2001 between North Valley Bank and each of Michael J. Cushman, Sharon L. Benson, Jack R. Richter, Edward J. Czajka and Eric J. Woodstrom. Section 3.1.2 amended on all agreements (incorporated by reference from Exhibit 10(ii) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.) **	*
10(jj)	Form of Executive Deferred Compensation Agreement executed January 2002, between Six Rivers National Bank and Russell Harris. Agreement includes amended Section 3.1.2. (incorporated by reference from Exhibit 10(jj) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.) **	*
10(kk)	Form of Director Deferred Fee Agreement executed December 2001, between North Valley Bank and each of Rudy V. Balma, William W. Cox, Royce L. Friesen, Dan W. Ghidinelli, Thomas J. Ludden, Douglas M. Treadway and J.M. Wells, Jr. Section 3.1.2 amended on all agreements (incorporated by reference from Exhibit 10(kk) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.) **	*
10(ll)	Director Deferred Fee Agreement executed December 2001, between Six Rivers National Bank and each of Kevin D. Hartwick, William T. Kay, Jr., John J. Gierek, Jr., Warren L. Murphy and Dolores M. Vellutini. Section 3.1.2 amended on all agreements (incorporated by reference from Exhibit 10(ll) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.) **	*
10(mm)	Information services contract with Information Technology, Inc., dated June 17, 2002.	-
21	List of Subsidiaries.	
23.1	Consent of Perry-Smith LLP	
23.2	Consent of Deloitte & Touche LLP	
99.34	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 with Respect to The North Valley Bancorp Annual Report on Form 10-K for the year ended December 31, 2002	

*Previously filed.

** Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH VALLEY BANCORP

By: /s/ Michael J. Cushman
Michael J. Cushman
President and Chief Executive Officer

/s/ Edward J. Czajka
Edward J. Czajka
Executive Vice President & Chief Financial Officer

DATE: March 27, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME AND SIGNATURE	TITLE	DATE
/s/ Rudy V. Balma Rudy V. Balma	Director	March 27, 2003
/s/ Michael J. Cushman Michael J. Cushman	Director	March 27, 2003
/s/ William W. Cox William W. Cox	Director	March 27, 2003
/s/Royce L. Friesen Royce L. Friesen	Director	March 27, 2003
/s/ Dan W. Ghidinelli Dan W. Ghidinelli	Director	March 27, 2003
/s/ Thomas J. Ludden Thomas J. Ludden	Director	March 27, 2003
/s/ Douglas M. Treadway Douglas M. Treadway	Director	March 27, 2003
/s/ Kevin D. Hartwick Kevin D. Hartwick	Director	March 27, 2003
/s/ Dolores M. Vellutini Dolores M. Vellutini	Director	March 27, 2003
/s/ J. M. Wells, Jr. J. M. Wells, Jr.	Director	March 27, 2003

CERTIFICATIONS*

I, Michael J. Cushman, certify that:

1. I have reviewed this annual report on Form 10-K of North Valley Bancorp (the Registrant);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ Michael J. Cushman
Michael J. Cushman
President, Chief Executive Officer
(Principal Executive Officer)

CERTIFICATIONS*

I, Edward J. Czajka, certify that:

1. I have reviewed this annual report on Form 10-K of North Valley Bancorp (the Registrant);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ Edward J. Czajka
Edward J. Czajka
Executive Vice President, Chief Financial Officer
(Principal Financial Officer)


NORTH VALLEY
BANCORP

www. nvbancorp.com


North
Valley
Bank


SIX RIVERS
BANK